SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Irsa Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.
(Translation of registrant's name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _❄_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _❄_

**IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE "COMPANY")**

REPORT ON FORM 6-K

Attached is a copy of the translation into English of the Quarterly Financial Statements for the period ended on March 31, 2002 filed with the *Bolsa de Comercio de Buenos* Aires and with the *Comisión Nacional de Valores* on June 13, 2002.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By: ______________________________

Name: Saúl Zang

Title: Second Vice Chairman of the Board of Directors

Dated: June 14, 2002

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Free translation of the
Unaudited Interim Consolidated Financial Statements (historical currency)
for the nine-month periods
ended March 31, 2002 and 2001

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Interim Consolidated Balance Sheets (historical currency) as of March 31, 2002 and 2001

In thousands of pesos

	March 31, 2002 (Notes 1 and 3)	March 31, 2001 (Notes 1 and 3)
<u>ASSETS</u>		
<u>CURRENT ASSETS</u>		
Cash and banks	22,783	3,587
Investments (Note 7)	60,047	102,377
Mortgages and leases receivables	15,346	31,823
Other receivables (Note 5)	69,528	13,707
Inventory (Note 6)	9,122	28,487
Total Current Assets	176,826	179,981
<u>NON-CURRENT ASSETS</u>		
Mortgages receivables	4,690	23,907
Other receivables (Note 5)	48,240	16,880
Inventory (Note 6)	31,685	28,587
Investments (Note 7)	248,533	359,857
Fixed assets (Note 8)	207,376	217,098
Intangible assets	2,298	5,738
Total Non-Current Assets	542,822	652,067
Total Assets	719,648	832,048

	March 31, 2002 (Notes 1 and 3)	March 31, 2001 (Notes 1 and 3)
<u>LIABILITIES</u>		
<u>CURRENT LIABILITIES</u>		
Trade accounts payable	7,069	4,005
Notes payable	-	-
Customer advances	1,929	3,015
Short and long term-debt (Note 9)	463,565	155,087
Salaries and social security charges	904	1,564
Taxes payable	8,618	5,357
Other liabilities (Note 10)	17,442	5,272
Total Current Liabilities	499,527	174,300
<u>NON-CURRENT LIABILITIES</u>		
Trade accounts payable	160	207
Short and long term-debt (Note 9)	31,148	93,658
Customer advances	-	209
Taxes payable	-	-
Other liabilities (Note 10)	3,126	5,329
Total Non-Current Liabilities	34,434	99,403
Total Liabilities	533,961	273,703
Minority interest	35,865	58,325
SHAREHOLDERS´ EQUITY	149,822	500,020
Total Liabilities and Shareholders´ Equity	719,648	832,048

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

ABELOVICH, POLANO & ASOCIADOS

(Partner)
Dr. José Daniel Abelovich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 102 F° 191
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 240
See separate auditor's report

PRICE WATERHOUSE & Co.

(Partner)
Carlos Martín Barbafina
Public Accountant (U.C.A.)
C.P.C.E.C.A.B.A. T° 175 F° 65
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
See separate auditor's report

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Interim Consolidated Statements of Income (historical currency)

For the nine-month periods
beginning on July 1, 2001 and 2000
and ended March 31, 2002 and 2001

In thousands of pesos

	March 31, 2002 (Notes 1 and 3)	March 31, 2001 (Notes 1 and 3)
Sales, leases and services	94,173	131,557
Costs of sales, leases and services	(50,699)	(66,083)
Gross income	43,474	65,474
Selling expenses	(14,362)	(12,858)
Administrative expenses	(15,992)	(20,183)
Subtotal	(30,354)	(33,041)
Loss on purchasers rescissions of sales contracts	(14)	2
Gain/(loss) from operations and holding of real estate assets (Note 11)	16,867	(585)
Operating income (Note 4)	29,973	31,850
Financial results, net (Note 12)	(364,466)	(40,980)
Net income / (loss) in equity investments	464	(5,080)
Other income (expenses), net (note 13)	(2,204)	(1,680)
Loss before taxes	(336,233)	(15,890)
Income tax and asset tax	(4,710)	(2,613)
Extraordinary loss	-	(2,890)
Net loss	(340,943)	(21,393)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

ABELOVICH, POLANO & ASOCIADOS

(Partner)
Dr. José Daniel Abelovich
Public Accountant (U.B.A.)
C.P.C.E. C.A.B.A. T° 102 F° 191
Professional Registration of the Firm
C.P.C.E. C.A.B.A. T° 1 F° 240
See separate auditor's report

PRICE WATERHOUSE & Co.

(Partner)
Carlos Martín Barbafina
Public Accountant (U.C.A.)
C.P.C.E. C.A.B.A. T° 175 F° 65
Professional Registration of the Firm
C.P.C.E. C.A.B.A. T° 1 F° 1
See separate auditor's report

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Interim Statements of Consolidated Cash Flows (historical currency) (1)

For the nine-month periods
beginning on July 1, 2001 and 2000
and ended March 31, 2002 and 2001

In thousands of pesos

	March 31, 2002 (Notes 1 and 3)	March : 2001 (Notes 1 a
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss for the period	(340,943)	(21,
Adjustments to reconcile net loss to cash flow from operating activities:		
• Equity in earnings of affiliated companies	42,956	(4,
• Minority interest in related companies	(3,897)	
• Results from the sale of fixed assets	301	
• Allowances and provisions	431	(
• Amortization and depreciation	8,231	7,
• Loss from operations and holding of real estate assets	(16,867)	
• Financial results	271,703	14,
• Income tax	2,999	1,
Changes in assets and liabilities:		
• Increase in current investments	(13,277)	(43,
• Decrease in mortgages and leases receivables	18,146	5,
• Increase in other receivables	(14,642)	(3,
• Decrease in inventory	20,499	18,
• Decrease (increase) in intangible assets	41	
• Decrease in taxes payable, salaries and social security and customer advances	(726)	(3,
• Increase (decrease) in accounts and notes payable	1,517	(1
• Increase in accrued interest and exchange loss	33,678	18,7
• Cash dividends received	1,276	9,8
• Increase in other liabilities	14,161	1
Net cash provided by operating activities	25,527	4
CASH FLOWS FROM INVESTING ACTIVITIES:		
• Decrease from equity interest in subsidiary companies	46,691	62,7
• Increase from equity interest in subsidiary companies	(9,815)	(18,0
• Payment for acquisition of undeveloped parcels of land	(463)	(6
• Loans granted to related parties	(30,845)	
• Purchase and improvements of fixed assets	(9,932)	(1,9
Net cash (used in) provided by investing activities	(4,364)	42,1
CASH FLOWS FROM FINANCING ACTIVITIES:		
• Purchase of treasury stock	-	(41,1
• Contributions from minority shareholders	260	
• Proceeds from loans	77,456	165,4
• Payment of loans	(83,085)	(161,2
• Increase in intangible assets	(1,370)	(2,34
• Payments of seller financing	(903)	(9,37
Net cash used in financing activities	(7,642)	(48,71
Net increase (decrease) in cash and cash equivalents	13,521	(6,14
Cash and cash equivalents as of beginning of year	17,011	14,96
Cash and cash equivalents as of end of period	30,532	8,81

(1) Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

ABELOVICH, POLANO & ASOCIADOS
(Partner)
Dr. José Daniel Abelovich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 102 F° 191
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 240
See separate auditor's report

PRICE WATERHOUSE & Co.
(Partner)
Carlos Martín Barbafina
Public Accountant (U.C.A.)
C.P.C.E.C.A.B.A. T° 175 F° 65
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
See separate auditor's report

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Interim Statements of Consolidated Cash Flows (historical currency) (Continued)

For the nine-month periods
beginning on July 1, 2001 and 2000
and ended March 31, 2002 and 2001

In thousands of pesos

	March 31, 2002 (Notes 1 and 3)	March 31, 2001 (Notes 1 and
Supplemental cash flow information		
Non-cash activities:		
• Increase in inventory through a decrease in fixed assets	10,954	10,439
• Increase in intangible assets through a decrease in inventory	-	304
• Increase in inventory through a decrease in parcels of undeveloped land	-	940
• Increase in fixed assets through a decrease in inventory	-	824
• Decrease in mortgages receivable through the trust	15,100	-
• Increase in non-current investments through a decrease in mortgages receivables	14,667	-
• Increase in investments through an increase in short-term debt	-	30,171
• Increase in other receivable through a decrease in mortgages receivables	1,815	-
• Decrease in non-current investments through a decrease in other liabilities	20,500	-
• Increase in other current receivable through a decrease in non-current investments	39,594	-

ABELOVICH, POLANO & ASOCIADOS
(Partner)
Dr. José Daniel Abelovich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 102 F° 191
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 240
See separate auditor's report

PRICE WATERHOUSE & Co.
(Partner)
Carlos Martín Barbafina
Public Accountant (U.C.A.)
C.P.C.E.C.A.B.A. T° 175 F° 65
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
See separate auditor's report

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the unaudited interim consolidated financial statements

For the nine-month periods

beginning on July 1, 2001 and 2000

and ended March 31, 2002 and 2001

In thousands of pesos (historical currency)

NOTE 1: ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE ECONOMIC AND FINANCIAL POSITION OF IRSA INVERSIONES Y REPRESENTACIONES S.A. (THE "COMPANY")

Argentina is immersed in a critical economic climate. The main features of the current economic context are a major public debt burden, high interest rates, a significant decline in deposit levels, country risk indicators far above normal average and an economic recession that has already lasted more than three years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on the external debt.

On January 6, 2002 after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25561 (Law of public emergency and exchange system reform) that involved an in-depth change of the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. In early February the Government announced new economic measures though Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange Regime) dated February 8, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are being complemented by other regulations being issued by the various control agencies, some of which are been pending at the date of the issuance of these financial statements. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

Initialed for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH, POLANO & ASOCIADOS

NOTE 1: (continued)

Listed below are some of the measures adopted by the Government that are in force at the date of issuance of these financial statements and the effect they have had on the Company's economic and financial situation to date.

Exchange system

On February 8, 2002 the Government issued Decree 260 (Exchange Regime) establishing a single free exchange market system through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. At present, most transfers of funds abroad require the prior approval of the Central Bank.

Deposits in financial institutions

Under the terms of Decree No. 214, as from February 3, 2002 deposits in U.S. dollars or other foreign currencies in Argentine financial institutions were converted to pesos at the exchange rate of Ps. 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and fixed term deposits in pesos or dollars. The terms of ultimate repayment of bank deposits to depositors have not been finalized and is not yet known in what form such payment, or other compensation, will be made. As from February 3, 2002 a reference stabilization index (CER) and an interest rate were to be applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the INDEC. The application of the CER for certain transactions has met with substantial resistance in Argentina and its application may change substantially in the future. In addition, the possibility exists of transforming part or all of the rescheduled deposits into Government Bonds or other financial institutions.

NOTE 1: (continued)

Financial debts in foreign currency

Pursuant to Decree No. 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these debts.

Credits and debts not related to the financial system

The obligation to pay money denominated in dollars or other foreign currency that are not related to the financial system, whatever their origin or nature, were converted to pesos at the exchange rate of $ 1 to US$ 1 or its equivalent in such other foreign currency. To these balances must be applied a reference stabilization index as from February 3, 2002. If through this provision, the resulting value of the item, good or service is higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. If no agreement is reached, the case will be submitted to the Courts.

Deferment of the deduction of the exchange difference from income tax

The negative net results that originate in this devaluation will be deductible from income tax as from the future five financial years.

Impact of the economic situation on the Company

During the nine-month period ended March 31, 2002, the Company recorded a net loss of $ 340,943, accumulated losses for $ 339,338 and a working capital deficit for $ 322,701. Additionally, as mentioned in Note 6 to the statutory financial statements, the Company failed to fulfill certain financial ratios under the loan agreement and the negotiable obligations, pursuant to which the NO holders and the banks are entitled to consider the early maturity of the installments agreed upon (May 31, 2002 and June 19, 2002, respectively). As a result of the current economic situation, the lack of financing and the crisis of the Argentine financial system, the Company may be unable to face the payment of its obligations when due. The Company's Management is currently renegotiating such liabilities. Although the Company's Management believes that there are feasible alternatives, it cannot ensure that it will be successful in implementing them and whether once implemented it sill be able to comply with its obligations.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH, POLANO & ASOCIADOS

NOTE 1: (continued)

The financial statements have been prepared by the Company assuming that it will continue as a going concern. Therefore, these financial statements do not include the effects of possible adjustments and reclassifications, if any, that might be required if the Company were obliged to sell its assets and settle its liabilities, including contingencies, in conditions other than those of the normal course of its business.

NOTE 2: BASIS OF CONSOLIDATION – CORPORATE CONTROL

a) Basis of consolidation

The consolidated financial statements have been prepared following the guidelines of Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.), pursuant to which the Balance Sheets as of March 31, 2002 and 2001 of IRSA Inversiones y Representaciones Sociedad Anónima, the Statements of Income included in Note 14, and the Statements of Cash Flows for the nine-month periods then ended were consolidated with the financial statements of those companies in which has the necessary votes to exercise control over the corporate decisions.

All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	March 31, 2002	March 31, 2001
COMPANIES	DIRECT OR INDIRECT % OF VOTING SHARES	
IRSA International Ltd.	100.00	100.00
Home Financing S.A.	-	100.00
Palermo Invest S.A.	66.67	66.67
Abril S. A.	83.33	83.33
Pereiraola S. A.	83.33	83.33
Baldovinos S. A.	83.33	83.33
Hoteles Argentinos S. A.	80.00	80.00

NOTE 2: (continued)

The unaudited interim consolidated statements of income were prepared on a proportionate consolidation basis. As from July 1, 1996, the Company uses the "proportionate-consolidation method" of accounting for the investments in which the Company exercises control and other jointly controlled investments. This method has not been used for balance sheet and cash flows purposes. All notes to the unaudited interim consolidated financial statements relating to income-statement items have been also prepared on a proportionate-consolidation basis. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the financial statements of its equity method investments. The Company considers this method more appropriately reflects the Company's results of operations and the integration of its core businesses. The use of the proportionate-consolidation method has been approved by the CNV. Although the use of the proportionate-consolidation method as compared to the equity method of accounting from a financial presentation perspective impacts almost all areas of the Company's unaudited interim consolidated statements of income, it does not impact the Company's consolidated shareholders' equity or net earnings.

Note 14 to the unaudited interim consolidated financial statements presents the Company's unaudited interim statements of income for the nine-month periods ended March 31, 2002 and 2001 reporting (i) the jointly-controlled investments accounted for by the equity method, with the earnings or losses included as earnings or losses from equity investments, and (ii) minority interest in earnings or losses of controlled subsidiaries.

A description of the jointly controlled investments accounted for under the proportionate consolidation method is presented as follows:

Jointly controlled companies	2002	2001
Brazil Realty S.A. Empreendimentos e Participaçoes ("Brazil Realty") (i)	-	49.2732%
Alto Palermo S.A. ("APSA")	49.3347%	46.0628%

(i) During February 2002, the Company sold its equity interest in Brazil Realty.

Initialled for identification purposes
with our report dated June [illegible], 2002
PRICE WATERHOUSE & Co
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the unaudited interim consolidated financial statements (Continued)

NOTE 2: (continued)

b) Consideration of the effects of inflation

These financial statements have been prepared applying valuation criteria established by the National Securities Commission. These criteria differ from professional accounting standards mainly in that they do not recognize the effects of inflation.

The estimated effect of this discrepancy on the financial statements is as follows:

	31.03.02
Asset	208,688
Liabilities	-
Shareholders Equity	190,988
Loss for the period	33,700

c) Reclassifications

Certain reclassifications of prior period information have been made to conform with the current period presentation.

d) Disposition of businesses

i) On November 7, 2001, the Company sold its interest in Latin American Econetworks N.V. for a total consideration of US$ 5,250. The price was fully collected on that date. In July 2000, this company was conceived as a developer of software, technology and internet services.

ii) Brazil Realty Empreendimentos e Participacoes ("Brazil Realty"): On February 28, 2002 and with the First Amendment on May 3, 2002 the Company through the subsidiary Ritelco S.A sold its interests in Brazil Realty for a total consideration of US$ 44,187, of which US$ 13,985 are pending of collection as of March 31, 2002.

Net gain from the sale was $ 18,674, and was recorded as part of operating income under the line item "(Loss) gain from operations and holdings of real estate assets".

Initialed for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the unaudited interim consolidated financial statements (Continued)

NOTE 2: (continued)

iii) Fondo de Valores Inmobiliarios S.A.C.A ("FVI") and Venezuela Invest Ltd. ("Venezuela Invest").

Pursuant to an agreement entered into by the Company and Asesoría Financiera Velutini & Asociados C.A. on August 1, 2000, the Company completed the sale of its respective equity interests in FVI and Venezuela Invest on December 18, 2000 for total consideration of US$ 67,000.

Loss from the sale was $ 652, and was recorded as part of operating income under the line item "(Loss) gain from operations and holdings of real estate assets".

NOTE 3: **SIGNIFICANT ACCOUNTING POLICIES**

The financial statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima.

a. Jointly controlled affiliated companies incorporated abroad

The financial statements of affiliated companies incorporated abroad, used for the purposes of applying the equity method to assess the investment in such companies, have been translated into Argentine pesos at the exchange rate prevailing on March 31, 2002. The conversion method envisages the conversion of monetary assets and liabilities at the exchange rate in force at the end of each period and the non-monetary assets and liabilities and equity accounts based on amounts adjusted for inflation, if applicable, at the exchange rate in force at the end of each period. Average exchange rates were used for the conversion of financial statements that reflect the results for the periods. The net gain/loss for monetary conversion is included in the Financial results, net.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH, POLANO & ASOCIADOS

NOTE 3: (continued)

a. (continued)

Since March 31, 1999, as a consequence of changes in the variables to measure fluctuations in domestic prices, and the performance of the Brazilian currency compared to the Argentine peso, IRSA International Limited has decided to value its investments in fixed assets and other intangible assets that cannot be disposed of by its subsidiary, Brazil Realty S.A. Empreendimentos e Participações, at their original cost in pesos, less applicable accumulated depreciation, following the calculation method laid down by Technical Resolution No. 13, which was approved by the March 1999 Resolution of the Administrative Board of the Argentine Federation of Professional Councils in Economic Sciences.

b. Shares and options of Banco Hipotecario S.A.

The shares in Banco Hipotecario S.A. held by IRSA International Limited (a wholly-owned subsidiary) have been valued at their quotation at the end of the period, less estimated selling expenses, while the options have been valued at cost.

c. Revenue recognition

The Company primarily derives its revenues from domestic and international office and shopping center leases and services operations, the development and sale of properties, hotel operations and to a lesser extent, from e-commerce activities.

See Note 4 for details on the Company's business segments. As discussed in Note 2.a., the unaudited interim consolidated statements of income were prepared on a proportionate consolidation basis. The Company uses the "proportionate-consolidation method" of accounting for the investments in which the Company exercises control and other jointly controlled investments. This method has not been used for balance sheet and cash flows purposes. Accordingly, this note reflects the revenue recognition policies of the Company and its controlled and jointly controlled subsidiaries.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

NOTE 3: (continued)

c. (continued)

Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the "Base Rent") and (ii) a specified percentage of the tenant's monthly gross retail sales (the "Percentage Rent") (which generally ranges between 4% and 8% of tenant's gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant's Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company's lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days' written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged "admission rights", a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

NOTE 3: (continued)

c. (continued)

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants' transactions are processed, while financing income is recognized when earned.

Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of business each day.

International operations

As of March 31, 2001, the Company held a 49.27% ownership interest in Brazil Realty, a company operating in Brazil, which business primarily comprised the same type of operations related to real estate conducted by the Company in Argentina. See Note 2.d.ii

NOTA 4: SEGMENT INFORMATION

The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, International and Others. As discussed in Note 2.a., the consolidated statements of income were prepared on a proportionate consolidation basis. The Company uses the "proportionate-consolidation method" of accounting for its investments in which the Company exercises control and other jointly controlled investments. This method has not been used for balance sheet and cash flows purposes. Accordingly, this note reflects the results of operations of the Company's controlled and jointly-controlled subsidiaries on a proportionate basis.

A general description of each segment follows:

NOTE 4: (continued)

Development and sale of properties

This segment includes the operating results of the Company's construction and ultimate sale of residential buildings business.

Office and other non-shopping center rental properties

This segment includes the operating results of the Company's lease and service revenues of office space and other non-retail building properties from tenants.

Shopping centers

This segment includes the operating results of the Company's shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

Hotel operations

This segment includes the operating results of the Company's hotels principally comprised of room, catering and restaurant revenues.

International

This segment includes the results of operations of the Company's equity investments in: i) Brazil for all periods presented, as discussed in Note 2.d., the Company sold its ownership interest in Brazil in February 2002, and ii) the results of operations of the equity investments in Venezuela for the period ended March 31, 2001, as discussed in Note 2.d., the Company sold its ownership interest in Venezuela in December 2000.

Others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. For the periods ended March 31, 2002 and 2001, this segment also includes the results in equity investees of the Company relating to Internet, telecommunications and other technology-related activities of the Company.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH, POLANO & ASOCIADOS

NOTE 4: (continued)

The Company measures its reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 2 to the unaudited interim financial statements and in Note 3 to the unaudited interim consolidated financial statements.

The following information provides the operating results from each business unit:

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the unaudited interim consolidated financial statements (Continued)

NOTE 4: (continued)

As of March 31, 2002:

	Sales and developments	Office and Others (a)	International	Shopping centers	Hotels	Financial and other operations	Total
Income	18,227	15,846	12,688	34,756	12,656	-	**94,173**
Costs	(14,089)	(4,425)	(7,187)	(15,948)	(9,050)	-	**(50,699)**
Gross income	4,138	11,421	5,501	18,808	3,606	-	**43,474**
Selling expenses	(1,459)	(83)	(2,339)	(9,076)	(1,405)	-	**(14,362)**
Administrative expenses	(3,737)	(2,299)	(1,971)	(4,380)	(3,605)	-	**(15,992)**
Loss on purchasers rescissions of sales contracts	(14)	-	-	-	-	-	**(14)**
Results from operations and holding of real estate assets	(2,179)	-	18,806	240	-	-	**16,867**
Operating income	(3,251)	**9,039**	**19,997**	**5,592**	**(1,404)**	-	**29,973**
Depreciation and amortization (b)	639	3,137	111	11,144	2,002	-	**17,033**

(a) Includes offices, commercial and residential premises.

(b) Included in operating income/loss.

Initialed for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

NOTE 4: (continued)

As of March 31, 2001

	Sales and deveopments	Office and others (a)	International	Shopping centers	Hotels	Financial and other operations	Total
Income	31,824	17,718	29,138	35,913	16,964	-	**131,557**
Costs	(25,205)	(3,571)	(12,559)	(14,180)	(10,568)	-	**(66,083)**
Gross income	6,619	14,147	16,579	21,733	6,396	-	**65,474**
Selling expenses	(2,471)	(210)	(3,500)	(4,872)	(1,805)	-	**(12,858)**
Administrative expenses	(5,779)	(2,647)	(2,847)	(5,023)	(3,887)	-	**(20,183)**
Loss on purchasers rescissions of sales contracts	2	-	-	-	-	-	**2**
Results from operations and holding of real estate assets	(224)	-	(361)	-	-	-	**(585)**
Operating income	(1,852)	**11,290**	**9,871**	**11,838**	**704**	-	**31,850**
Depreciation and amortization (b)	304	2,905	(590)	10,574	2,129	-	**15,322**

(a) Includes offices, commercial and residential premises.
(b) Included in operating income/loss.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

NOTE 5: OTHER RECEIVABLES

The breakdown for this item is as follows:

	March 31, 2002		March 31, 2001	
	Current	Non-Current	Current	Non-Current
Asset tax credit	2,679	14,780	2,873	14,153
Value Added Tax (VAT) receivable	691	1,264	3,659	1,336
C.N. Hacoaj Project	593	-	695	-
Related parties	1	31,570	611	-
Services to be billed	103	-	124	-
Personnel loans and prepayments	218	155	425	1,353
Notes receivable	301	-	301	-
Receivable from the sale of Brazil Realty	39,594	-	-	-
Expenses to cash in	906	-	952	-
Administration fund	284	-	-	-
Prepaid expenses	557	-	579	-
Debtors under legal proceedings	-	-	193	-
Sundry debtors	1,245	433	-	-
Advances to financial brokers	19,913	-	367	-
Income tax prepayments and withholdings	408	-	1,228	-
Country club debtors	463	-	-	-
Tax on debits and credits	102	-	-	-
Patriotic Bond	1,454	-	-	-
Other	16	38	1,700	38
	69,528	48,240	13,707	16,880

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH POLANO & ASOCIADOS

NOTE 6: INVENTORY

The breakdown for this item is as follows:

	March 31, 2002	
	Current	Non-Current
Constitución 1111	-	1,191
Dique IV	-	2,802
Minetti "D"	224	35
Caballito plots of land	-	9,053
Pilar	-	1,550
Torres Jardín	193	199
Abril/Baldovinos	5,016	7,188
Alto Palermo Park	2,193	2,088
Alto Palermo Plaza	437	631
Benavídez	-	6,464
Other properties	1,059	484
	9,122	31,685

	March 31, 2001	
	Current	Non-Current
Constitución 1111	-	1,904
Dique IV	2,798	-
Minetti "D"	354	-
Caballito plots of land	-	9,053
Pilar	-	1,550
Torres Jardín	1,635	-
Abril/Baldovinos	14,281	9,432
Alto Palermo Park	6,925	-
Alto Palermo Plaza	1,123	-
Benavídez	-	6,464
Other properties	1,371	184
	28,487	28,587

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH POLANO & ASOCIADOS

NOTE 7: INVESTMENTS

The breakdown for this item is as follows:

	March 31, 2002	March 31, 2001
Current		
Letes	10,010	-
Global 17	-	17,026
F.R.B	-	41,655
T.B.H ADR	-	1,803
Bocon Pro 1	4,128	-
Telecom Argentina	-	6,460
Banco Hipotecario S.A.	13,318	11,653
Perez Companc	-	2,640
Bank of Galicia	-	3,725
Time deposits and money markets	7,749	5,229
Mutual funds	24,842	11,437
Other investments	-	749
	60,047	102,377
Non-current		
Alto Palermo S.A.	124,206	160,093
Brazil Realty S.A	-	70,402
Llao – Llao Resorts S.A.	3,097	3,100
Banco de Crédito y Securitización S.A.	3,188	5,000
Latin American Econetworks N.V.	-	5,038
IRSA Telecomunicaciones N.V.	2,112	2,226
Banco Hipotecario S.A.	7,677	18,475
IRSA I Trust Exchangeable Certificate Class B	1,059	-
IRSA I Trust Exchangeable Certificate Class C	1,698	-
IRSA I Trust Exchangeable Certificate Class D	8,540	-
IRSA I Trust Exchangeable Certificate Class A	1,399	-
Art work	17	17
Other investments	-	2
	152,993	264,353
Undeveloped parcels of land:		
Torres Jardín IV	1,379	1,379
Puerto Retiro	21,166	21,156
Santa Maria del Plata	56,611	56,072
Pereiraola	9,931	9,880
Buenos Aires Trade and Finance Center S.A.	1,483	1,649
Buenos Aires Realty S.A.	1,751	1,945
Argentine Realty S.A.	1,811	2,015
Other parcels of undeveloped land	1,408	1,408
	95,540	95,504
	248,533	359,857

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH, POLANO & ASOCIADOS

NOTE 8: FIXED ASSETS

The breakdown for this item is as follows:

	March 31, 2002	March 31, 2001
Hotels		
Hotel Intercontinental	30,741	32,518
Hotel Libertador	19,316	20,575
	50,057	53,093
Office buildings		
Edificios costeros (Dique II)	12,148	12,354
Laminar Plaza	14,710	14,953
Libertador 498	24,301	24,724
Madero 1020	9,314	10,445
Maipú 1300	21,534	21,862
Reconquista 823	9,727	9,907
Suipacha 652	6,357	6,692
Alto Palermo Plaza	490	1,468
Intercontinental Plaza	32,630	33,312
Costeros Dique IV	10,502	-
Other	7,109	8,572
	148,822	144,289
Commercial real estate		
Constitución 1111	2,740	3,769
Rivadavia 2243	-	3,770
Av. Santa Fe 1588	-	3,830
Other	692	1,530
	3,432	12,899
Other fixed assets		
Abril	1,399	1,212
Alto Palermo Park	489	1,404
Thames	2,059	2,301
Other	1,118	1,900
	5,065	6,817
	207,376	217,098

NOTE 9: SHORT AND LONG TERM DEBT

The breakdown for this item is as follows:

	March 31, 2002		March 31, 2001	
	Current	Non-Current	Current	Non-Current
Related parties	-	-	108	-
Bank debts (1)	282,916	31,148	57,674	91,185
Accrued interest – bank loans (1)	3,042	-	1,180	-
Commercial paper capital	-	-	25,000	-
Commercial paper interests	-	-	(1,117)	-
Negotiable obligations 2001 – principal amount	134,552	-	43,500	-
Negotiable obligations 2001 – accrued interest	177	-	184	-
Other	42,878	-	28,558	2,473
	463,565	31,148	155,087	93,658

The detail of the issuance of Negotiable obligations and bank debts is described in note 6 of the unaudited interim financial statements.

(1) Includes current $ 4,685 million and non-current $ 28,440 million, guaranteed with real estate assets of Hoteles Argentinos S.A., which book value amounts to $ 18,300 million at March 31, 2002.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH, POLANO & ASOCIADOS

Notes to the unaudited interim consolidated financial statements (Continued)

NOTE 10: OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2002		March 31, 2001	
	Current	Non-Current	Current	Non-Current
Seller financing	799	725	794	1,450
Dividends payable	6,567	-	-	-
Related parties	-	402	7	-
Lessee deposits	901	1,311	830	1,692
Provision for discounts	33	-	33	-
Provision for lawsuits	20	240	124	155
Fees payable	-	-	96	-
Prepaid expenses	622	-	395	-
Directors' deposits	-	8	-	8
Accruals	-	-	71	-
Payable to financial brokers	5,602	-	-	-
Other provision	612	-	-	1,685
Collections on behalf of third parties	87	-	2,510	-
Customer advances	1,022	-	-	-
Other	1,177	440	412	339
	17,442	3,126	5,272	5,329

NOTE 11: RESULTS FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS

The breakdown for this item is as follows:

	March 31, 2002	March 31, 2001
Results from transactions related to shares of real estate companies	19,046	(361)
Loss from holding of real estate assets	(2,179)	(224)
(1)	16,867	(585)

(1) This item includes losses from the quotation of shares in real estate companies, premiums on issuance of shares earned and losses from the impairment of real estate assets.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

NOTE 12: FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	March 31, 2002	March 31, 2001
Financial results generated by assets:		
Interest income	1,321	3,597
Financial operating net result	(35,527)	(3,927)
Exchange loss	89,338	(5,925)
Gain on exposure to inflation	3,934	8,828
Discounts granted	(135)	(72)
	58,931	2,501
Financial results generated by liabilities:		
Discounts	5	(137)
Exchange loss	(371,124)	(1,263)
Loss on exposure to inflation	(1,567)	(4,669)
Financial expenses	(50,711)	(37,412)
	(423,397)	(43,481)
Financial results, net	(364,466)	(40,980)

NOTE 13: OTHER INCOME AND EXPENSES, NET

	March 31, 2002	March 31, 2001
Other income:		
(Loss) / Gain on early redemption of debt	(89)	596
(Loss) / Gain from the sale of fixed asset	(40)	73
Other	760	-
	631	669
Other expenses:		
Unrecoverable VAT	(506)	(1,228)
Donations	(135)	(913)
Contingency for lawsuits	(643)	(17)
Debit and credit tax	(589)	-
Other	(962)	(191)
	(2,835)	(2,349)
Financial results, net	(2,204)	(1,680)

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS.

NOTE 14: STATEMENTS OF INCOME

As discussed in Note 2.a., the unaudited interim consolidated statements of income were prepared on a proportionate consolidation basis. As from July 1, 1996, the Company used the "proportionate-consolidation method" of accounting for its investments in which the Company exercises control and other jointly controlled investments. This method has not been used for balance sheet and cash flows purposes. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the historical financial statements of its equity method investments.

The statements of income have been prepared following the guidelines of Technical Resolution No. 4 of the F.A.C.P.C.E.:

	March 31, 2002	March 31, 2001
Sales, leases and services	52,657	72,885
Cost of sales, leases and services	(29,512)	(41,354)
Gross income	23,145	31,531
Selling expenses	(3,073)	(4,887)
Administrative expenses	(11,901)	(14,640)
Subtotal	(14,974)	(19,527)
Loss from operations and holding of real estate assets	16,867	(604)
Operating income	25,038	11,400
Financial results, net	(320,339)	(33,562)
Equity in earnings of affiliated companies	(44,696)	4,570
Other income and (expenses), net	(1,653)	(1,950)
Subtotal	(341,650)	(19,542)
Minority interest	3,897	(762)
Income tax and asset tax	(3,190)	(1,089)
Net loss	(340,943)	(21,393)

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH POLANO & ASOCIADOS

NOTE 15: RESTRICTED ASSETS

Puerto Retiro S.A.: extension of the bankruptcy

On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Federal Government, through the Ministry of Defense, with the purpose of requiring the extension of the bankruptcy of *Inversora Dársena Norte S.A.* ("Indarsa"). Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro to sell or dispose in any manner the real estate property purchased from *Tandanor S.A.* ("Tandanor").

Indarsa had purchased 90% of the capital stock of Tandanor, a formerly state owned company privatized in 1991, engaged in the shipyard industry.

In June 1993, Tandanor sold the plot of land near Puerto Madero denominated *"Planta 1"* to Puerto Retiro S.A.

Indarsa did not comply with the payment of the outstanding price for the purchase of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa were the shareholdings in Tandanor, the Ministry of Defense is pursuing to extend the bankruptcy to other companies or individuals which, according to its view, acted as an economic group, and therefore, requested the extension of the bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor. The lawsuit is at its first stages. Puerto Retiro S.A. answered the claim and appealed the preventive measures ordered. This appeal was overruled on December 14, 2000.

Puerto Retiro S.A. believes, pursuant to the advice of its legal advisors, that the plaintiff's claim shall be rejected by the courts.

Hoteles Argentinos S.A.: mortgage loan

The Extraordinary Shareholders' Meeting of Hoteles Argentinos S.A. held on January 5, 2001, approved taking a long-term mortgage loan from Bank Boston N.A. Buenos Aires for a total of US$ 12,000,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300,000 and one final payment of US$ 6,300,000. The agreement was signed on January 26, 2001.

NOTE 15: (Continued)

Interest is paid quarterly in arrears at an annual interest rate equivalent to LIBOR for nine-month loans plus the applicable mark-up per the contract, which consists in a variable interest rate applicable during the interest bearing periods, which ranges from 6.56% to 8.46% per year.

The guarantee granted was a senior mortgage on a Company property, which houses the Hotel Sheraton Libertador Buenos Aires.

NOTE 16: REDUCTION OF CAPITAL STOCK OF IRSA INTERNATIONAL LIMITED AND RITELCO S.A.

On December 22, 2000, the shareholders of IRSA International Limited decided to redeem shares and retained earnings in that company for US$ 59,260. On the same date, the shareholders of Ritelco S.A. decided to redeem shares for US$ 58,727. These reductions are pending of approval from the respective control authorities.

On March 7, 2001, the shareholders of IRSA International Limited decided to redeem shares for US$ 4,370. On the same date, the shareholders of Ritelco S.A. decided to redeem shares for US$ 4,560. Both decisions are pending of approval from the respective control authorities.

During the period ended September 30, 2001, the shareholders of IRSA International Limited decided to redeem shares and retained earnings for US$ 12,464. The decision is pending of approval from the respective control authorities.

NOTE 17: IRSA INTERNATIONAL LIMITED INVESTMENT´S IN IRSA TELECOMUNICACIONES N.V.

In the fourth quarter of the year ended June 30, 2000, the Company had invested US$ 3.0 million, in the form of irrevocable capital contributions, into two unrelated companies, namely, Red Alternativa S.A., a provider of satellite capacity to Internet service providers, and Alternativa Gratis S.A., an Internet service provider (referred to herein as the "Companies"). At that date, the Companies were development stage companies with no significant operations.

NOTE 17: (Continued)

Between July 2000 and August 2000, the Company, together with Dolphin Fund Plc, increased their respective investments in the abovementioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) the Company formed IRSA Telecomunicaciones N.V. ("ITNV"), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies (the "Reorganization") and (ii) the Company, Dolphin Fund Plc and the previous majority shareholder of the Companies contributed their respective ownership interests in the Companies into ITNV in exchange for shares of common stock of ITNV. As a result of the Reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the Reorganization, the Company held a 49.36% interest in ITNV.

On December 27, 2000, the shareholders of ITNV entered into an agreement with Quantum Industrial Partners LDC ("QIP") and SFM Domestic Investment LLC ("SFM" and together with QIP referred to herein as the "Investors") (the "Shareholders Agreement"), under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders' outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends.

NOTE 18: SIGNIFICANT TRANSACTIONS UNDERTAKEN DURING THE PERIOD

Agreement with Pecom Energía S.A.

On July 13, 2001, the Company, together with Alto Palermo S.A., Palermo Invest S.A. and IRSA International Limited, signed an agreement with Pecom Energía S.A. (formerly Perez Companc S.A.) in which the parties aggred upon the termination of all pending claims regarding the acquisition of old Alto Palermo S.A. Palermo Invest S.A. received US$ 7,550 as final compensation price.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH, POLANO & ASOCIADOS

NOTE 19: **SETTING UP OF A FINANCIAL TRUST FOR THE SECURITIZATION OF RECEIVABLES OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.**

The Board of Directors of IRSA, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24.441, was approved by the National Securities Commission by means of Resolution No. 13.040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, IRSA, Inversora Bolívar S.A. and Baldovinos S.A., parties of the first part (hereinafter the "Trustors") and Banco Sudameris Argentina S.A., party of the second part (hereinafter the "Trustee"), have agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above program, the trustors have sold their personal and real estate credits, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount US$ 26,585,774 to the Trustee, in exchange for cash and the issuance by the Trustee of Participation Certificates for the same nominal value and in accordance with the following classes:

- Class A Participation Certificates ("CPA"): Nominal value of US$ 13,300,000, with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class' principal balance, with monthly capitalization, payable monthly, and (b) an amortization.
- Class B Participation Certificates ("CPB"): Nominal value of US$ 1,000,000, with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class' principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

NOTE 19: (Continued)

- Class C Participation Certificates ("CPC"): Nominal value of US$ 1,600,000, with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class' principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.
- Class D Participation Certificates ("CPD"): Nominal Value of US$ 10,685,774. These grant the right to collect monthly the sums arising from the Cash Flow, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

Pursuant to Decree No. 214/02, assets and debts in U.S. dollars or other foreign currencies in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency and was adjusted by a reference stabilization index (CER).

At March 31, 2002, the Exchangeable Class A , B , C and D Participation Certificates amounted to thousand $ 10,579 in IRSA, thousand $ 1,685 in Inversora Bolívar S.A., and thousand $ 433 in Baldovinos S.A.

NOTE 20: **CAPITAL REDUCTION IN PALERMO INVEST S.A. AND INVERSORA BOLIVAR S.A.**

On November 9, 2001, IRSA Inversiones y Representaciones S.A. ("the Company") and GSEM/AP Holdings L.P. ("GSEM") entered into a first amendment to the Shareholders' Agreement entered into on February 25, 1998, which was followed by a second amendment dated November 27, which established, among other issues, the following:

a) The capital reduction of Palermo Invest S.A. by thousand $ 37,169.

b) The unanimous approval of Palermo Invest S.A.'s shareholders of a cash dividend for a total amount in pesos equivalent to thousand US$ 19,702, provided this amount does not exceed, on the payment dates, the amount legally distributable, pursuant to Decree N° 214/02, the aforementioned equivalence to US dollar, has been discontinued.

NOTE 20: (Continued)

c) The assignment by the Company in favor of GSEM of rights proportional to the dividends mentioned in b) (called "IRSA Dividend Right"), in such a way that GSEM will have the right to collect all the dividends that may be approved (called "GSEM Dividend Right"), with the scope defined in point g).

d) The Company's obligation to pay a total amount of thousand US$ 13,135 to GSEM (called "GSEM Credit"), to be settled in two equal installments for a total amount of US$ 6,567 each, plus interest accrued at the time of payment, the first installment falling due on January 31, 2002 and the second on April 30, 2002.

e) The entering into a Share Trust Agreement pursuant to which the Company has assigned in trust, under the terms of Law No. 24,441, in favor of the Trustee (ABN AMRO BANK N.V.), all the shares it owns in Palermo Invest S.A. Under no circumstances, may the Trustee transfer, pledge or otherwise assign IRSA's shares either wholly or partially to any Person, and it must at all times exercise the voting rights granted by the shares as indicated by IRSA. Under the trust provisions, GSEM is not empowered, at any time, to request the trustee to extinguish the right to redeem IRSA's shares. Upon the Company's total fulfillment of its obligations to GSEM, the trustee must return the shares to IRSA under the terms and conditions of the trust agreed with the Trustee.

f) GSEM is empowered to collect all the distributions that Palermo Invest S.A. may resolve, provided the Company has not settled all the obligations generated in favor of GSEM, as provided in point d) above.

g) Finally, the Company and GSEM/AP Holdings L.P. acknowledge that: i) all the amounts received in cash by GSEM from Palermo Invest S.A. on account of IRSA Dividend Right, must be considered as a reduction in the amount owed by IRSA under the GSEM Credit, and ii) all the amounts received in cash by GSEM on account of the GSEM Credit will oblige GSEM to return to IRSA the equivalent portion of IRSA Dividend Right, but if IRSA pays the total amount plus all accrued interest and reasonable costs to GSEM, IRSA may then recover its rights regarding the IRSA Dividend Right .

At the date of these financial statements: a) the first and second installment regarding the Company's payment obligation with GSEM mentioned in point d), which were due on January 31, 2002, and April 30, 2002, respectively are still outstanding.

NOTA 21: DERIVATIVE INSTRUMENTS

The Company utilizes certain financial instruments, primarily foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. In the past, the Company also utilized foreign currency forward-exchange contracts to manage its exposure associated with its net investment in foreign operations.

At March 31, 2002 and 2001, the Company had the following derivative activity:

(i) Foreign currency forward-exchange contracts

The Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contract.

At March 31, 2002, the Company had one outstanding foreign currency forward-exchange contract with financial institutions to sell an aggregate amount of US$ 2.5 million maturing April 2002. The Company recognized a net loss of Ps. 0.8 million for the nine-month period ended March 31, 2002 related to this contract.

At March 31, 2001, the Company had three outstanding foreign currency forward-exchange contracts with financial institutions to sell an aggregate amount of US$ 16.8 million maturing August 2001 and one foreign currency forward-exchange contract to sell US$ 10.0 million maturing September 2001. The Company recognized a net gain of Ps. 0.2 million for the nine-month period ended March 31, 2001 related to this contract.

(ii) Interest rate swap

In order to minimize its financing costs and to manage interest rate exposure, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of March 31, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of US$ 15.0 million with maturities through August 2001. As of March 31, 2001, interest rate payable was at a variable rate of 18.4% and interest rate receivable was at a fixed rate of 10.15%. Any differential to be paid or received was accrued and was recognized as an adjustment to interest expense in the statement of income. The related accrued receivable or payable was included as an adjustment to interest payable. The fair value of the swap agreement was not recognized in the financial statements.

Name of the Company: **IRSA Inversiones y Representaciones Sociedad Anónima**

Corporate domicile: Bolívar 108 1º Floor - Federal Capital

Principal activity: Real estate investment and development

Financial Statements for the nine-month periods
ended as of March 31, 2002
compared with the same period of the previous year
Stated in thousands of pesos
Fiscal year No. 59 beginning July 1º, 2001

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws: June 25, 1943

Of last amendment: July 2, 1999

Registration number with the Superintendence of Corporations: 4,337

Duration of the Company: Until April 5, 2043

Information related to subsidiary companies is shown in Schedule C.

CAPITAL COMPOSITION (Note 11)			
		In thousands of pesos	
Type of stock	Authorized for Public Offer of Shares	Subscribed	Paid up
Common stock,1 vote each	211,999,273	212,000	212,000
Treasury stock	(4,587,285)	(4,588)	(4,588)
	207,411,988	207,412	207,412

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Interim Balance Sheets (historical currency) as of March 31, 2002 and 2001

In thousands of pesos

	March 31, 2002 (Notes 1 and 2)	March 31, 2001 (Notes 1 and
ASSETS		
CURRENT ASSETS		
Cash and banks (Schedule G)	10,807	1,458
Investments (Schedules C, D and G)	11,960	75,272
Mortgages and leases receivables (Note 3 – Schedule G) G)	6,621	15,151
Other receivables (Note 4 – Schedule G)	20,681	7,802
Inventory (Note 5)	1,297	5,927
Total Current Assets	51,366	105,610
NON-CURRENT ASSETS		
Mortgages receivables (Note 3 - Schedule G)	3,414	18,496
Other receivables (Note 4 - Schedule G)	43,852	13,361
Inventory (Note 5)	15,314	12,691
Investments (Schedules C, D and G)	392,571	465,291
Fixed assets (Schedule A)	120,321	124,124
Intangible assets (Schedule B)	1,147	3,848
Total Non-Current Assets	576,619	637,811
Total Assets	627,985	743,421

	March 31, 2002 (Notes 1 and 2)	March 31, 2001 (Notes 1 and 2)
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable (Schedule G)	1,308	959
Customer advances (Schedule G)	953	486
Short and long term debt (Note 6 - Schedule G)	452,740	153,082
Salaries and social security charges	240	674
Taxes payable	6,195	2,987
Other liabilities (Note 7 – Schedule G)	14,238	2,101
Total Current Liabilities	475,674	160,289
NON-CURRENT LIABILITIES		
Trade accounts payable (Schedule G)	160	207
Short and long term debt (Note 6 - Schedule G)	-	80,000
Customer advances (Schedule G)	-	209
Taxes payable	-	-
Other liabilities (Note 7 - Schedule G)	2,329	2,696
Total Non-Current Liabilities	2,489	83,112
Total Liabilities	478,163	243,401
Shareholders 'Equity (As per relevant statement)	149,822	500,020
Total Liabilities and Shareholders' Equity	627,985	743,421

The accompanying notes and schedules are an integral part of these unaudited interim financial statements .

ABELOVICH, POLANO & ASOCIADOS

(Partner)
Dr. José Daniel Abelovich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 102 F° 191
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 240
See separate auditor's report

PRICE WATERHOUSE & Co.

(Partner)
Carlos Martín Barbafina
Public Accountant (U.C.A.)
C.P.C.E.C.A.B.A. T° 175 F° 65
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
See separate auditor's report

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Interim Statements of Income (historical currency)

For the nine-month periods
beginning on July 1, 2001 and 2000
and ended March 31, 2002 and 2001

In thousands of pesos

	March 31, 2002 (Notes 1 and 2)	March 31, 2001 (Notes 1 and 2)
Mortgages, leases and services	21,981	37,819
Cost of sales, leases and services (Schedule F)	(12,520)	(20,979)
Gross income	9,461	16,840
Selling expenses (Schedule H)	(797)	(1,834)
Administrative expenses (Schedule H)	(5,732)	(8,116)
Subtotal	(6,529)	(9,950)
Loss from operations and holding of real estate assets (Schedule F)	(2,179)	(188)
Operating income	753	6,702
Financial results, net (Note 8)	(310,438)	(22,058)
Equity in earnings of controlled and affiliated companies (Nota 10 c.)	(29,106)	(4,801)
Other income and expenses, net (Note 9)	(756)	(1,889)
Loss before taxes	(339,547)	(22,046)
Income tax and asset tax (Note 2 g. and h.)	(1,396)	653
Loss for the period	(340,943)	(21,393)

The accompanying notes and schedules are an integral part of these unaudited interim financial statements .

ABELOVICH, POLANO & ASOCIADOS
(Partner)
Dr. José Daniel Abelovich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 102 F° 191
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 240
See separate auditor's report

PRICE WATERHOUSE & Co.
(Partner)
Carlos Martín Barbafina
Public Accountant (U.C.A.)
C.P.C.E.C.A.B.A. T° 175 F° 65
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
See separate auditor's report

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Interim Statements of Changes in Shareholders' Equity (historical currency)

For the nine-month periods
beginning on July 1, 2001 and 2000
and ended March 31, 2002 and 2001

In thousands of pesos (Notes 1 and 2)

Items	Shareholders' contributions						Reserved Earnings			
	Common Stock (Note 11)	Treasury stock (Note 11)	Inflation adjustment of common stock	Inflation adjustment of treasury stock	Additional paid-in-capital	Total	Legal reserve	Retained earnings	Total as of March 31, 2002	Total as of March 31, 2001
Balances as of beginning of the year	207,412	4,588	9,056	201	259,057	480,314	8,846	1,605	490,765	562,528
Purchase of treasury stock	-	-	-	-	-	-	-	-	-	(41,115)
Net loss for the period	-	-	-	-	-	-	-	(340,943)	(340,943)	(21,393)
Balances as of 31.03.02	207,412	4,588	9,056	201	259,057	480,314	8,846	(339,338)	149,822	-
Balances as of 31.03.01	207,412	4,588	9,056	201	259,057	480,314	8,846	10,860	-	500,020

The accompanying notes and schedules are an integral part of these unaudited interim financial statements .

ABELOVICH, POLANO & ASOCIADOS

(Partner)
Dr. José Daniel Abelovich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 102 F° 191
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 240
See separate auditor's report

PRICE WATERHOUSE & Co.

(Partner)
Carlos Martín Barbafina
Public Accountant (U.C.A.)
C.P.C.E.C.A.B.A. T° 175 F° 65
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
See separate auditor's report

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Interim Statements of Cash Flows (historical currency) (1)

For the nine-month periods
beginning on July 1, 2001 and 2000
and ended March 31, 2002 and 2001
In thousands of pesos

	March 31, 2002 (Notes 1 and 2)	March 31, 2001 (Notes 1 and 2)
CASH FLOWS FROM OPERATING ACITIVITES:		
Net loss for the period	(340,943)	(21,393)
Adjustments to reconcile net loss to cash flow from operating activities:		
• Equity in earnings of affiliated companies	28,725	4,412
• Write-down of inventories	2,179	188
• Allowances and provisions	29	192
• Amortization and depreciation	4,802	3,658
• Financial results	280,234	1,940
• Income tax	1,396	(653)
Changes in Assets and liabilities:		
• Decrease (Increase) in current investments	6,552	(44,614)
• Decrease in mortgages and leases receivables	11,784	6,213
• (Increase) decrease in other receivables	(5,535)	7,959
• Decrease in inventory	6,746	14,900
• (Increase) decrease in intangible assets	106	139
• Increase (Decrease) in taxes payable, salaries and social security and customer advances	1,669	(3,953)
• (Decrease) in accounts and notes payable	(271)	(96)
• Increase in accrued interest	23,952	18,550
• Cash dividends received	993	2,109
• (Decrease) in other liabilities	(603)	(1,870)
Net cash provided by (used in) operating activities	21,815	(12,319)
CASH FLOWS FROM INVESTING ACTIVITIES:		
• Decrease from equity interest in subsidiary companies	40,447	64,704
• Increase from equity interest in subsidiary companies	(1,927)	(1,672)
• Payment for acquisition of undeveloped parcels of land	(255)	(112)
• Cash acquired from Home Financing, Santa María del Plata and Sociedad del Dique mergers	121	40
• Loans granted to related parties	(30,845)	-
• Purchase and improvements of fixed assets	(9,524)	(785)
Net cash provided by investing activities	(1,983)	62,175
CASH FLOWS FROM FINANCING ACTIVITIES:		
• Purchase of treasury stock	-	(41,115)
• Intercompany loans	12,298	-
• Proceeds from loans	53,781	154,601
• Payment of loans	(76,453)	(154,767)
• Increase in intangible assets	(1,369)	(1,844)
• Payment of seller financing	(903)	(7,783)
Net cash used in financing activities	(12,646)	(50,908)
Net increase (decrease) in cash and cash equivalents	7,186	(1,052)
Cash and cash equivalents as of beginning of year	3,817	3,153
Cash and cash equivalents as of end of period	11,003	2,101

(1) Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited interim financial statements.

ABELOVICH, POLANO & ASOCIADOS
(Partner)
Dr. José Daniel Abelovich
Public Accountant (UBA)
C.P.C.E.C.A.B.A. T° 102 F° 191
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 240
See separate auditor's report

PRICE WATERHOUSE & Co.
(Partner)
Carlos Martín Barbafina
Public Accountant (UCA)
C.P.C.E.C.A.B.A. T° 175 F° 65
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
See separate auditor's report

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Interim Statements of Cash Flows (historical currency) (Continued)

For the nine-month periods
beginning on July 1, 2001 and 2000
and ended March 31, 2002 and 2001
In thousands of pesos

	March 31, 2002 (Notes 1 and 2)	March 31, 2001 (Notes 1 and 2)
Supplemental cash flow information		
Non-cash activities:		
• Increase in inventory through a decrease in fixed assets	8,674	8,199
• Increase in intangible assets through a decrease in inventory	-	304
• Assets acquired from mergers	144	28,435
• Increase in non-current investments through an increase in short-term debt	-	30,171
• Increase in fixed assets through a decrease in inventory	-	5
• Decrease in mortgages receivable through the trust	12,117	-
• Increase in non-current investments through a decrease in mortgages receivable	11,756	-
• Increase in other receivable through a decrease in mortgages receivable	1,469	-

ABELOVICH, POLANO & ASOCIADOS
(Partner)
Dr. José Daniel Abelovich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 102 F° 191
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 240
See separate auditor's report

PRICE WATERHOUSE & Co.
(Partner)
Carlos Martín Barbafina
Public Accountant (U.C.A.)
C.P.C.E.C.A.B.A. T° 175 F° 65
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
See separate auditor's report

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited interim financial statements

For the nine-month periods
beginning on July 1, 2001 and 2000
and ended March 31, 2002 and 2001
In thousands of pesos (historical currency)

NOTE 1: PRESENTATION FOR THE FINANCIAL STATEMENTS

a) Basis for the presentation

In compliance with the provisions of Resolution No. 368/01, 372/01 and 398/02 of the Argentine Securities Commission, these financial statements are stated in thousands of Argentine pesos and have been prepared in line with the valuation and disclosure criteria contained in Technical Resolutions No. 4, 5, 6, 8, 9, 10, 12 and 13 of the Argentine Federation of Professional Councils of Economic Sciences (the "FACPCE"), and according to the provisions of the aforementioned Resolutions, except for the provisions of Pronouncement M.D. 3/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, which has established the application of the Technical Resolution No. 6, as modified by Technical Resolution No. 19 of the Argentine Federation of Professional Councils in Economic Sciences for financial years or interim periods closed as from March 31, 2002.

In compliance with Resolution No. 272/95 of the Argentine Securities Commission, the practice of adjusting financial statements for inflation has been discontinued as from September 1, 1995 and, therefore, they contain no further inflation adjustments.

These financial statements include the effect of the Company's merger with a) Home Financing S.A. effective July 1, 2001 and b) Sociedad del Dique S.A. and Santa María del Plata S.A. effective July 1, 2000.

These interim financial statements are unaudited. In the opinion of management however, they include all the necessary adjustments, necessary for a fair presentation of the results of such interim periods.

The interim result for the period March 31, 2002, is not necessarily indicative of results for the full financial statements.

The present unaudited interim financial statements must be readen condiderating the circumstances mentioned in note 1 to the unaudited interim consolidated financial statements.

NOTE 1: (Continued)

b) Consideration of the effects of inflation

These financial statements have been prepared applying valuation criteria established by the National Securities Commission. These criteria differ from professional accounting standards mainly in that they do not recognize the effects of inflation.

The estimated effect of this discrepancy on the financial statements is as follows:

	31.03.02
Asset	190,988
Liabilities	-
Shareholders Equity	190,988
Loss for the period	33,700

NOTE 2: **SIGNIFICANT ACCOUNTING POLICIES**

The following is a summary of the principal accounting policies followed by the Company in the preparation of the financial statements, which have been applied consistently with respect to the previous year.

a. Investments

a.1. Current investments

Current investments include time deposits, which are valued at their cost plus accrued interest and mutual funds, which are carried at market value.

Time deposits have original maturities of three months or less. Unrealized gains and losses on time deposits and mutual funds are included in financial results, net, in the unaudited interim statements of income.

Current investments also include equity securities and government bonds. Unrealized gains and losses on government bonds and equity securities are also included in financial results, net, in the unaudited interim statements of income. Generally, these investments represent securities traded on a National Securities Exchange, which are valued at the last reported sales price on the last business day of the period net of estimated selling expenses.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH POLANO & ASOCIADOS

NOTE 2: (Continued)

a.2. Non-current investments

a.2.1. Equity investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method, in accordance with the provisions of Technical Resolution No. 5 of the F.A.C.P.C.E.

Equity investments in less than 20% of the capital stock in companies in which the Company does not exercise significant influence are generally carried at market value, recognizing realized gains and losses in earnings, and if these do not exist, at their acquisition cost.

The value paid for the purchase of shares in controlled and affiliated companies over or under their equity value at the date of acquisition was recognized as positive or negative goodwill, which is amortized over ten years.

a.2.2. Participation certificates

The certificates of participation in IRSA I financial trust have been valued at their acquisition cost plus accrued interest in the case of classes A, B and C, and at the cost resulting from apportioning the participation certificate holding to the trust assets in the case of class D.

a.3. Parcels of undeveloped land

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company's strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements have been valued as follows:

- Properties acquired up to August 31, 1995 are carried at acquisition cost adjusted for inflation as of that date.
- Properties acquired after August, 31, 1995 are carried at acquisition cost.
- Their value does not, in the aggregate, exceed its estimated recovery value.

Land and land improvements are transferred to inventories when construction commences.

NOTE 2: (Continued)

b. Inventory

A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Residential, office and other non-retail properties completed or under construction are has been valued as follows:

- Properties acquired up to August 31, 1995 are carried at acquisition cost adjusted for inflation as of such date.
- Properties acquired after August 31, 1995 are carried at acquisition cost.

- The value of the fixed assets, in the aggregate, does not exceed their estimated recovery value.

Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling and advertising costs are deferred and charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. No interest costs were capitalized during the period ended March 31, 2002 and 2001.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

c. Fixed assets

Fixed assets, net comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets have been valued as follows:

- Fixed assets acquired up to August 31, 1995 are carried at acquisition cost, restated at such date, net of accumulated depreciation at period end.

- Fixed assets acquired after August 31, 1995 are carried at acquisition cost, net of accumulated depreciation at period end.

Notes to the unaudited interim financial statements (Continued)

NOTE 2: (Continued)

c. (Continued)

The value of the fixed assets, in the aggregate, does not exceed their estimated recovery value.

- Rental properties

Rental properties are carried at cost less accumulated depreciation. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings and improvements. Expenditures for ordinary maintenance and repairs are charged to operations in the period incurred. Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and any profit or loss is recognized in the statement of income.

The Company capitalizes interest on long-term construction projects. No interest costs were capitalized during the period ended March 31, 2002 and 2001.

- Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the period ended March 31, 2002 and 2001 were not material. These costs are being amortized on a straight-line basis over a period of 3 years.

- Other properties and equipment

Other property and equipment are carried at cost less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Facilities	10
Machinery and equipment	10
Furniture and fixtures	5
Computer equipment	3

NOTE 2: (Continued)

c. (Continued)

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

d. Intangible assets

Intangible assets have been valued as follows:

- Expenses incurred up to August 31, 1995 are carried at their restated cost at that date, net of accumulated amortization at period end.

- Expenses incurred after August 31, 1995 are carried at their cost in current currency for the relevant month, net of accumulated amortization at period end.

- Deferred Financing Cost

Expenses incurred in connection with the issuance of debt and proceeds of loans have been deferred and are being amortized using the interest method over the life of the related issuances. In the case of repurchase of this notes, the related expenses are amortized using the proportional method.

- Selling and advertising expenses

Expenses incurred relating to the marketing of developing properties, including advertising, commissions and other expenses, are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method.

e. Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period end.

Transactions denominated in foreign currencies are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within financial results, net.

Notes to the unaudited interim financial statements (Continued)

NOTE 2: (Continued)

e. (Continued)

Pursuant to Decree No. 214/02 and Decree No. 762/02, assets and debts in U.S. dollars or other foreign currencies in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 and were adjusted by a reference stabilization index (CER) or a reference of salary variation, as applicable.

f. Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

g. Income tax

The statutory income tax rate was 35% for all the periods presented. The Company does not recognize deferred taxes.

As permitted under Argentine income tax law in determining its taxable income for the period ended March 31, 2002, the Company has taken into consideration tax losses of approximately Ps. 80,3 million.

As of March 31, 2002, the Company had accumulated tax loss carryforwards of approximately Ps. 111 million, which expire as follows:

Expiration year		Amount
2002	Ps.	1.590
2003		81
2004		536
2005		28.440
2006		137
2007		80.288
Total	Ps.	111.072 (*)

(*) includes only one fifth of net losses due to the devaluation, as explained in Note 1 to the consolidated financial statements.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH POLANO & ASOCIADOS

NOTE 2: (Continued)

h. Asset tax

During the year ended June 30, 1999, Law 25,063 set out the asset tax for four fiscal years. This tax supplements the income tax, because while the latter is levied on the taxable income for the year, the asset tax is levied on the potential yield of certain assets at a 1% rate, and the Company's tax liability is the higher of both taxes.

Law 25,360 modified law 25,063 by extending the term of application to ten fiscal years.

Any excess of the asset tax over and above the income tax in a given fiscal year may be considered as a payment on account of the income tax to be generated in the next four years (in excess of the asset tax).

As of March 31, 2002 the Company has estimated the applicable asset tax and has reflected the portion it estimates it will be able to offset in future years in line with the rules in force under other (current and non-current) receivables, charging the remaining portion to income currently.

i. Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

j. Provisions for allowances and contingencies

The Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is based on management's evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

NOTE 2: (Continued)

j. (Continued)

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and the Company's lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

k. Advertising expenses

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects. Advertising and promotion expenses were approximately Ps. 447 million and Ps. 324 million for the period ended March 31, 2002 and 2001, respectively.

l. Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

m. Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

NOTE 2: (Continued)

n. Hedging instruments

From time to time, the Company utilizes certain financial instruments as a supplement to reduce its overall financing cost. In the past, the Company also utilized foreign currency forward–exchange contracts to manage its exposure associated with its net investment in foreign operations. The Company does not engage in trading or other speculative use of these financial instruments.

The Company does not engage in trading or other speculative use of these financial instruments. Additionally, the Company has not used financial instruments to hedge transactions foreseen or firm commitments. To be eligible for hedging, the Company must be exposed to currency or interest rate risk, and the financial instrument must reduce the exposure and be designated as such. In addition, for hedging purposes, the significant characteristics and expected terms of the planned transaction must be identified and the expected transaction must be probable. Financial instruments that can be recorded as hedging instruments must maintain a high correlation between the hedging instrument and the item being hedged at the beginning and during the entire hedging period.

The Company formally documents all the relationships between hedging instruments and hedged items, as well as its risk management objective and strategy before embarking on hedging transactions. This process includes detailing all the derivatives designated for hedging of specific assets and liabilities in the balance sheet or specific firm commitments or planned transactions. The Company also evaluates both at the beginning of the hedging transaction and on an ongoing basis whether the derivatives used in hedging transactions are very effective to offset fluctuations in the market values or cash flows of the items hedged. If it is determined that a derivative is not very effective for hedging or that it has stopped being an effective cover, the Company would discontinue the recording of such hedging instrument in the future.

- Foreign currency forward-exchange contracts

In accordance with the Company's risk management policies, it uses long-term foreign currency purchase and sale contracts as a supplement to reduce its overall financial costs as well as to administer its exposure regarding net investments in financial transactions.

Foreign currency forward-exchange contracts entered into by the Company generally mature within one year. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts.

NOTE 2: (Continued)

n. (Continued)

- Interest rate swaps

Interest rate swaps are used to minimize the company financing costs. Interest rate swap agreements are accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. The related accrued receivable or payable is included as an adjustment to interest payable. When an agreement expires on maturity or terminates earlier, the realized or unrealized gain or loss is accounted for during the remaining original term of the agreement if the item covered remains unpaid or immediately if the underlying hedged instrument does not remain unpaid. If the agreement does not expire or terminate earlier but the underlying hedged instrument is no longer unpaid, the unrealized gain or loss connected with the interest rate swap is recognized immediately.

o. Shareholders' equity

The opening balances and account activity are stated in currency values of the relevant months.

p. Results for the period

The results for the period are shown as follows:

- Income and expenses items are stated in the currency values of the relevant month.
- Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.
- Financial gains and losses are included in Note 8, broken down to show those generated by assets and by liabilities.
- Income/(loss) from investments in controlled and affiliated companies was calculated under the equity method, by applying the percentage of the Company's equity interest to the income/(loss) of such companies.

NOTE 2: (Continued)

q. Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. Estimates are used when accounting for the depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions prepared at the date of these financial statements.

r. Revenue recognition

r.1. Sales of properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1. the sale has been consummated;
2. there is sufficient evidence to demonstrate the buyer's ability and commitment to pay for the property;
3. the Company's receivable is not subject to future subordination; and
4. the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-price contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires the Company's management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

r.2. Net rental income

Rental income is recognized on a lineal basis considering the term of the underlying contracts. Such income is shown net of gross sales tax.

NOTE 2: (Continued)

s. Cash and cash equivalents

The company considers all highly investments with original maturities of three months or less, consisting primarily of time deposits, to be cash equivalents.

NOTE 3: MORTGAGES AND LEASES RECEIVABLES

The breakdown for this item is as follows:

	March 31, 2002		March 31, 2001	
	Current	Non-current	Current	Non-current
Mortgages and leases receivable	2,692	3,333	10,624	17,924
Debtors under legal proceedings	1,658	-	4,605	-
Related parties (Note 10 a.)	3,029	81	798	572
Less:				
Allowance for doubtful accounts (Schedule E)	(758)	-	(876)	-
	6,621	3,414	15,151	18,496

As of March 31, 2002, current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH, POLANO & ASOCIADOS

NOTE 4: OTHER RECEIVABLES

The breakdown for this item is as follows:

	March 31, 2002		March 31, 2001	
	Current	Non-current	Current	Non-current
Asset tax credit (Note 2 h.)	1,818	11,728	1,559	11,370
Value Added Tax (VAT)	46	-	278	-
C.N. Hacoaj Project	593	-	695	-
Related parties (Note 10 a.)	14,323	31,570	2,848	600
Services to be billed	103	-	124	-
Guarantee deposits	-	38	-	38
Personnel loans and prepayments	169	155	380	1,353
Expenses to recover	251	-	220	-
Administration fund	283	-	198	-
Income tax prepaid expenses and witholdings	63	-	107	-
Operating pending settlement	456	-	367	-
Tax on debits and credits	1	-	-	-
Trust accounts receivable	-	361	-	-
Patriotic Bond	1,454	-	-	-
Advances directors' fees	13	-	-	-
Other	1,108	-	1,026	-
	20,681	43,852	7,802	13,361

NOTE 5: INVENTORY

The breakdown for this item is as follows:

	March 31, 2002		March 31, 2001	
	Current	Non-current	Current	Non-current
Real estate for sale	1,297	15,314	5,927	12,691
	1,297	15,314	5,927	12,691

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 6: SHORT AND LONG TERM DEBT

The breakdown for this item is as follows:

	March 31, 2002		March 31, 2001	
	Current	Non-current	Current	Non-current
Bank loans (1)	272,563	-	55,777	80,000
Accrued interest – bank loans	2,570	-	1,180	-
Commercial paper capital (2)	-	-	25,000	-
Commercial paper interest (2)	-	-	(1,117)	-
Negotiable Obligations – 2001– principal amount (3)	134,552	-	43,500	-
Negotiable Obligations – 2001 –accrued interest (3)	177		184	-
Other	42,878	-	28,558	-
	452,740	-	153,082	80,000

(1) a) In October 2001, the Company obtained a short-term loan granted by Banco de Galicia y Buenos Aires S.A. for US$ 7,000 payable over 12 months. Interest is payable on quarterly basis at a variable rate.

b) In May 2000, the Company obtained a syndicated loan of US$ 80,000 from BankBoston (leader of a syndicate of banks), payable over twenty-four months and accruing interest at a variable rate. Interest is payable on quarterly basis at three-month Libor plus a margin of 500 basis points. At March 31, 2002, interest rate applicable was 6.90%.

The terms of the loans require the Company to conform to certain financial ratios and conditions, certain indebtedness ratios and amounts, and also restrict some investments, payments, the obtainment of new loans and the sale of some assets and other equity investments.

At March 31, 2002, as a result of current events, the Company was unable to fulfill certain restrictive financial covenants required under the loan agreement. At the date of these financial statements the Company had not been forgiven for its failure to fulfill certain financial ratios at March 31, 2002. At the date of these financial statements the negotiable obligations falling due on May 31, 2002 were unpaid and under renegotiation.

c) This line also includes other debts for thousands of $ 25,563.

(2) At March 31, 2002 all the negotiable obligations were settled.

(3) On December 21, 2000, the Board of Directors of the Company approved the issuance of Class 02 negotiable obligations for a total amount of thousands of US$ 43,500, in certificates for US$ 10,000 and multiples of US$ 1,000. The net funds arising from the above negotiable obligations were used to settle the loan from Banca Nazionale del Lavoro for thousands of US$ 21,763, HSBC for thousands of US$ 14,838 and Banco Sudameris for thousands of US$ 6,449.

The securities will be fully settled 365 days after the date of issuance, i.e., on December 20, 2001 and they accrue a variable interest payable quarterly in arrears.

In December 2001 the Company began to renegotiate the negotiable obligations and therefore their maturity was extended to June 19, 2002.

After March 31, 2002, the Company repurchased a portion of its negotiable obligations, so their new value is presently US$ 38.8 million.

Additionally, the Company's Board submitted for consideration a proposal to change the financial ratios it must comply with and obtain forgiveness for its failure to fulfill the above ratios after December 2001. At the date of these financial statements answer to the Company's request to forgive the non-fulfillment existing at March 31, 2002 was still pending.

Both the loans mentioned in (1) b) and in (3) contain "cross – default provisions" regarding the financial instruments of our subsidiary APSA, as described in Note 12.

NOTE 7: OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2002		March 31, 2001	
	Current	Non-current	Current	Non-current
Seller financing	762	725	782	1,450
Related parties (Note 10 a.)	12,338	402	33	-
Lessee deposits	600	1,194	692	1,238
Provision for discounts (Schedule E)	11	-	11	-
Provision for contingencies (Schedule E)	20	-	28	-
Fees payable	-	-	96	-
Directors' deposits	-	8	-	8
Sundry creditors	-	-	71	-
Collections on behalf of third parties	87	-	114	-
Other	420	-	274	-
	14,238	2,329	2,101	2,696

NOTE 8: FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	March 31, 2002	March 31, 2001
Financial results generated by assets:		
	137	1,723
Interest income		
Exchange loss	14,478	54
Loss on financial operations	(13,255)	(1,008)
	1,360	769
Financial results generated by liabilities:		
Discount	-	(5)
Exchange loss	(290,225)	(24)
Financial expenses (Schedule H)	(21,573)	(22,798)
	(311,798)	(22,827)
Financial results, net	(310,438)	(22,058)

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co -
ABELOVICH, POLANO & ASOCIADOS

NOTE 9: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	March 31, 2002	March 31, 2001
Other income:		
Other	304	131
	304	131
Other expenses:		
Unrecoverable VAT	(387)	(1,054)
Donations	(34)	(783)
Tax on debits and credits	(434)	-
Other	(205)	(183)
	(1,060)	(2,020)
Total other income and expenses, net	(756)	(1,889)

NOTE 10: BALANCES AND TRANSACTIONS WITH INTERCOMPANIES

a. The balances as of March 31, 2002 and 2001 with controlled, affiliated and related companies are as follows:

	March 31, 2002	March 31, 2001
Abril S.A.		
Current mortgages and leases receivables	2	-
Other current receivables	588	2,284
Alternativa Gratis S.A.		
Current mortgages and leases receivables	23	95
Alto Invest S.A.		
Current mortgages and leases receivables	-	17
Alto Palermo S.A.		
Current mortgages and leases receivables	1,712	157
Other non current receivables	31,570	-
Current accounts payable	138	-
Other non current liabilities	402	-
Altocity.Com S.A.		
Current mortgages and leases receivables	91	30
Baldovinos S.A.		
Current mortgages and leases receivables	951	321
Non-current mortgages receivables	81	572
Other current liabilities	10	30
Banco Hipotecario S.A.		
Current investments	216	571
Current mortgages and leases receivables	2	-
Banco de Crédito y Securitización S.A		
Non-current investments	3,188	5,000
Cactus S.A.		
Current mortgages and leases receivables	-	1
Cresud S.A.C.I.F.		
Current mortgages and leases receivables	55	20
Current accounts payable	76	-
Dolphin Fund Management S.A.		
Current mortgages and leases receivables	106	35
Current accounts payable	1	

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited interim financial statements (Continued)

NOTE 10: BALANCES AND TRANSACTIONS WITH INTERCOMPANIES (Continued)

	March 31, 2002	March 31, 2001
Emprendimientos Recoleta S.A.		
Current mortgages and leases receivables	-	13
Current account payable	11	-
Fibesa S.A.		
Current mortgages and leases receivables	-	5
Current accounts payable	2	-
Futuros y Opciones.Com		
Current mortgages and leases receivables	-	6
Current accounts payable	6	-
Hoteles Argentinos S.A.		
Current mortgages and leases receivables	-	-
Other current receivables	-	121
Other non current receivables	-	600
Current accounts payable	17	-
Inversora Bolívar S.A.		
Current mortgages and leases receivables	31	-
Other current receivables	583	443
Other current liabilities	-	3
IRSA International Limited		
Other current receivables	17	-
Other current liabilities	3,064	-
Latin American Econetworks N.V.		
Current mortgages and leases receivables	-	15
Nuevas Fronteras S.A.		
Current accounts payable	1	-
Palermo Invest		
Other current receivables	13,135	-
Red Alternativa S.A.		
Current mortgages and leases receivables	6	81
Ritelco S.A		
Other current liabilities	9,264	-
Tarshop Sociedad Anónima		
Current mortgages and leases receivables	50	2

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
BELOVICH, POLANO & ASOCIADOS

NOTE 10: BALANCES AND TRANSACTIONS WITH INTERCOMPANIES (Continued)

b. Gain/(loss) on controlled, affiliated and related companies during the nine-month periods ended March 31, 2002 and 2001 are as follows:

Intercompany	Year	Sales and service fees	Recovery of expenses	Recupero de gastos	Interest Earned	Interest Lost
Alto Palermo S.A.	2002	-	-	-	5,467	
	2001	78	-	-	-	
Inversora Bolívar S.A.	2002	-	-	583	-	
	2001	-	-	695	-	5(
Hoteles Argentinos S.A.	2002	-	-	-	-	
	2001	-	-	-	877	
Alto Invest S.A.	2002	-	-	-	-	-
	2001	14	9	-	-	-
Altocity.Com S.A.	2002	-	86	-	-	-
	2001	71	168	-	-	-
Alternativa Gratis S.A.	2002	-	70	-	-	-
	2001	20	66	-	-	-
Palermo Invest S.A	2002	-	-	-	-	35
	2001	-	-	-	-	-
Cresud S.A	2002	-	-	-	216	-
	2001	64	-	-	-	-
Econetworks Argentina S.A.	2002	-	-	-	-	-
	2001	16	106	-	-	-
Emprendimiento Recoleta S.A.	2002	-	-	-	-	-
	2001	41	-	-	-	-
Fibesa S.A	2002	-	-	-	-	-
	2001	15	-	-	-	-
Futuros y Opciones S.A.	2002	-	-	-	-	-
	2001	22	-	-	-	-
Red Alternativa S.A.	2002	-	-	-	-	-
	2001	45	-	-	-	-
Tarshop S.A.	2002	-	-	-		-
	2001	50	-	-	-	-
Dolphins Found Management S.A.	2002	-	-	-	-	-
	2001	61	30	-	-	-
Cactus S.A	2002	-	-	-	-	-
	2001	4	-	-	-	-
Abril S.A.	2002	50	-	-	-	-
	2001	54	-	-		-
Total 2002		50	156	583	5,683	35
Total 2001		555	379	695	877	56

Notes to the unaudited interim financial statements (Continued)

NOTE 10: BALANCES AND TRANSACTIONS WITH INTERCOMPANIES (Continued)

c. The composition of intercompany gain/(loss) is as follows:

	Income (Loss) March 31, 2002	March 31, 2001
Equity in earnings of controlled and affiliated companies	(28,725)	(4,412)
Amortization of intangible assets and investments	(381)	(389)
	(29,106)	(4,801)

NOTE 11: COMMON STOCK

a. Common stock

As of March 31, 2002, IRSA's capital stock was as follows:

	Par Value	Approved by Body	Approved by Date	Date of record with the Public Registry of Commerce
Shares issued for cash	-	First Meeting for IRSA's Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders' Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders' Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders' Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders' Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders' Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders' Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders' Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors' Meeting	05.15.1998	07.02.1999
	212,000			
Treasury Stock	(4,588)			
	207,412			

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH POLANO & ASOCIADOS

NOTE 11: (Continued)

a. (Continued)

The Shareholders´ Ordinary and Extraordinary Meeting held on October 19, 2001 corresponding to the year ended as of June 30, 2001, approved, among other things, the following:

- To not distribute on a pro rata basis all the Company´s purchased shares, and not delegation to the Directors the implementation of this distributions.
- The mergers with Home Financing S.A.
- Approve the duties discharged by the Board of Directors regarding the financial assistance provided to Alto Palermo S.A. (APSA), in connection with the restructuring of the swap contract entered into with Morgan Guarantee Trust, regarding the issuance of APSA's negotiable obligations maturing in 2005.

b. Treasury stock

The Company repurchases periodically outstanding ordinary shares when it considers that their price is undervalued on the market.

During 2001, the Company repurchased 19,079,995 outstanding ordinary shares for a total of thousand $ 41,115. This acquisition was recorded as "Treasury shares" and resulted in a reduction of accumulated results.

During 2002 no treasury shares were bought.

c. Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company's By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital. This legal reserve may be used only to absorb losses.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH POLANO & ASOCIADOS

NOTE 11: (Continued)

d. Noncontributory Management Stock Ownership Plan

On October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan ("NMSOP") with eight executive officers of the Company (the "Beneficiaries"), pursuant to which the Beneficiaries were granted the right to purchase up to 24 million shares of common stock (the "Participation Shares"), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement ("EPA"). Under Argentine law, the Company established a special purpose trust in this connection (the "Trust").

The Beneficiaries were required to purchase the Participation Shares available, if any, within 24 months of any capital increase. The Trust has an original term of six years. According to the terms of the NMSOP and the Trust, Beneficiaries are not entitled to receive any distributions (either in the form of shares, cash or other) from the Trust during its term, although, Beneficiaries are allowed to cause the Trust to sell their designated shares of common stock held by the Trust in certain cases. In addition, the Company was not allowed to grant any loans or otherwise assist the Beneficiaries in financing the purchase of the Participation Shares.

On April 7, 1998, the Company's shareholders, at an extraordinary shareholders' meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA. The BASE and the CNV approved the capital increase on June 4, 1999, and on August 31, 1999 the Beneficiaries acquired 21,090,024 shares at Ps. 1.0 per share.

NOTA 12: FINANCIAL LOANS TO ALTO PALERMO S.A.

a) At March 31, 2002, as a result of the situation in Argentina, Alto Palermo S.A. failed to fulfill certain financial ratios required under the Trust Agreement signed in connection with the issuance of the negotiable obligations for US$ 120 million and the unsecured general obligation securities for $ 85 million. After the closing date, on May 3, 2002 Alto Palermo S.A. called an Extraordinary Shareholders' Meeting, which resolved to forgive the Company for its failure to fulfill the commitments contained in Certain Commitments Sub-Covenant financial indices, contained in the Price Supplement for Class A Negotiable Obligations dated January 15, 2001 during the quarter from January 1, 2002 to March 31, 2002 without this implying that forgiveness was being granted for any non-fulfillment occurring after March 31, 2002 or that such commitments were being amended for the future. However, no forgiveness was obtained for the unsecured general obligations for $85 million. As

NOTE 12: (Continued)

a) (Continued)

a result of this refusal, Alto Palermo S.A. cannot incur additional indebtedness as long as it does not fulfill such commitments. Additionally, on January 14, 2002 Alto Palermo S.A. was unable to pay an installment of its negotiable obligations for approximately $ 19.3 million. Management is negotiating changing some conditions established when the negotiable obligations were issued, with the purpose of changing the financial ratios and payment terms. So far, it has no certainty regarding the outcome of these negotiations. Payment of the installment falling due on January 14, 2002 was postpone to July 17, 2002.

b) In order to bring down its financial costs and manage its exposure to interest rate fluctuations, Alto Palermo S.A. entered into an interest rate swap agreement in order to convert effectively a portion of its fixed rate peso denominated debt into a floating US dollar denominated debt. Because of the unpredictable economic circumstances prevailing in Argentina, the peso/US dollar rate implicit in future transactions climbed to unexpected values, due to which an additional guarantee was required for the interest rate swap agreement entered into with Morgan Guaranty Trust Company of New York. This is why on July 20, 2001, the Board of Directors of Alto Palermo S.A. signed a new swap contract for a total of US$ 85,000,000, which was guaranteed by depositing a collateral of US$ 50,000,000 and eliminating the risk of the implicit rate in peso/US dollar future transactions. The guarantee was financed by a loan for consumption with the Company for an original amount of $ 47,210,926. Payment of principal and interest on these contracts has been subordinated to the payment of principal and interest corresponding to the installment due on January 13, 2002 and postponed to July 17, 2002, mentioned in point a) for the negotiable obligations of $ 40,000,000 of Alto Palermo S.A. and the prior payment of the principal and interest on the short-term financial debt.

NOTE 13: **RESTRICTED ASSETS**

a. The Labor Court N° 55 decided the embargo of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is codefendant.

b. In connection with the acquisition of additional interest in Santa Maria del Plata S.A., the Company pledged 2,460,041 shares of its interest in that company to secure the balance owed until it is fully paid.

NOTE 13: (Continued)

c. As indicated in Note 20 e) to the March 31, 2002 unaudited interim consolidated financial statements, the Company has assigned in trust, under the terms of Law 24.441, in favor of the Trustee (ABN AMRO BANK N.V.) all the shares it owns in Palermo Invest S.A.

d. During the present period as of March 31, 2002, and in connection with caution transactions, as of March 31, 2002, the Company has recorded a receivable which total $ 439, and which is collateralized with government bonds issued by República Argentina (PRO1) which market value as of period ended amount $ 4,128.

NOTA 14: CONVERTIBLE DEBT

On February 8, 2002, the Board of Directors of the Company resolved to call and Ordinary and Extraordinary Meeting of Shareholders to be held on March 8, 2002, in order to consider the following:

a) Approving the issuance of Negotiable Obligations Convertible into Ordinary Shares of the company ("ONC") for up to a face value of U$S 100,000,000 (two hundred million pesos), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per annum, payable half-yearly in arrears.
b) At the holders' option, the debt can be converted into ordinary shares of the Company at a conversion price which will be determined by the meeting of Directors, taking as a basis the average quotation of the Company's shares on the Buenos Aires Stock Exchange during 20 trading days prior to the 72 hours before the commencement of the preferential subscription with a premium of up to 10% such average value.
c) Approving a subscription option for the ONC holders to subscribe ordinary shares of the company at 1 (one) share per $1 (one peso) of ONC face value, paying in cash $1(pesos one) as subscription price, during 15 (fifteen) days after the conversion term has expired, including the corresponding capital increase.
d) Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.
e) Amending article nine (9) of the Bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in article nine (9) of the Bylaws.

Initialled for identification purposes,
with our report dated June 3, 2002
PRICE WATERHOUSE & Co.
ABELOVICH POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed Assets

For the nine-month periods
beginning on July 1, 2001 and 2000
and ended March 31, 2002 and 2001
In thousands of pesos (historical currency)

Schedule A

Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value as of end of the period	Depreciation: Accumulated as of beginning of year	Depreciation: Deductions And Transfers	Depreciation for the period: Rate %	Depreciation for the period: Amount (1)	Accumulated as of period end	Net carrying value as of March 31, 2002	Net carrying value as of March 31, 2001
Vehicles	31	-	(31)	-		-	10	-	-	-	31
Furniture and fixtures	687	-	-	687	631	-	20	56	687	-	40
Machinery, equipment and computer equipment	1,775	34	-	1,809	1,524	5	33,33	188	1,717	92	222
Leasehold improvements	2,486	91	-	2,577	1,219	-	10	264	1,483	1,094	1,422
Real Estate											
Alsina 934	808	-	-	808	107	-	2	9	116	692	704
Av. De Mayo 595	3,339	-	-	3,339	444	-	2	171	615	2,724	2,910
Av. Madero 942	2.989	-	-	2,989	330	-	2	37	367	2,622	2,671
Constitución 1111	3,263	-	-	3,263	472	-	2	51	523	2,740	3,769
Costeros Dique IV	1,240	9,378	-	10,618	-	-	2	116	116	10,502	-
Dique 2 M10 (11) Edif. A	9,667	-	-	9,667	143	-	2	175	318	9,349	9,569
Dique 2 M10 (11) Edif. B	2,799	-	-	2,799	-	-	2	-	-	2,799	2,785
Laminar Plaza	15,316	-	-	15,316	423	-	2	183	606	14,710	14,953
Libertador 498	27,053	10	-	27,063	2,432	-	2	330	2,762	24,301	24,724
Libertador 602	1,588	-	-	1,588	129	-	2	18	147	1,441	1,465
Madero 1020	10,351	-	-	10,351	914	-	2	123	1,037	9,314	10,445
Maipú 1300	24,005	48	-	24,053	2,225	-	2	294	2,519	21,534	21,862
Montevideo 1975 (Rosario)	-	-	-	-	-	-	2	-	-	-	827
Puerto Madero Dock 5	1,223	-	(972)	251	125	(110)	2	32	47	204	1,104
Reconquista 823	11,242	-	-	11,242	1,380	-	2	135	1,515	9,727	9,907
Rivadavia 2243	4,263	-	(4,263)	-	511	(547)	2	36	-	-	3,770
Rivadavia 2768	180	-	(180)	-	26	(28)	2	2	-	-	151
Av. Santa Fe 1588	4,264	-	(4,264)	-	452	(469)	2	17	-	-	3,830
Sarmiento 517	298	-	(159)	139	27	(10)	2	3	20	119	271
Suipacha 652	7,739	-	-	7,739	1,080	-	2	302	1,382	6,357	6,692
Totals as of March 31, 2002	136,606	9,561	(9,869)	136,298	14,594	(1,159)	-	2,542	15,977	120,321	-
Totals as of March 31, 2001	146,562	845	(9,202)	138,205	12,704	(974)	-	2,351	14,081	-	124,124

(1) The accounting application of the depreciation for the period is set forth in Schedule H.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the nine-month periods
beginning on July 1, 2001 and 2000
and ended March 31, 2002 and 2001

In thousands of pesos (historical currency)

Schedule B

	Values of origin				Amortization					Net carrying value as of	
Items	Balances as of beginning of year	Additions	Deductions	Balances as of end of the period	Accumulated as of beginning of year	Additions	Deductions	Amount (1)	Accumulated as of end of the period	March 31, 2002	March 31, 2001
Development property expenses	244	79	(105)	218	-	73	-	6	79	139	351
Bank loan expenses	3,101	1,197	-	4,298	1,838	-	-	2,254	4,092	206	2,602
Exchange expenses	1,290	173	-	1,463	661	-	-	-	661	802	895
Total as of March 31, 2002	4,635	1,449	(105)	5,979	2,499	73	-	2,260	4,832	1,147	-
Total as of March 31, 2001	9,920	6,285	(4,274)	11,931	6,774	1,374	(1,372)	1,307	8,083	-	3,848

(1) The accounting application of the amortization for the period is set forth in Schedule H.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series
Interest in other companies

Unaudited Interim Balance Sheets as of March 31, 2002 and 2001

In thousands of pesos (historical currency)

Schedule C

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value as of March 31, 2002	Value as of March 31, 2001	Issuer's information (1)						(1) Interest in capital stock
							Main Activity	Last financial statement					
								Date	Capital stock (par value)	Income(loss) for the year	Shareholders' equity		
Current Investments													
APSA 2005 bonds	U$S	0.001	-	-	-	749							
Global 17	U$S	0.001	20,000,000	-	-	17,026							
Telecom [illegible] holders	$	0.001	37,500	-	-	1,803							
Telecom Argentina S.A	$	0.001	537,239	-	-	6,460							
F.R.B	U$S	0.001	77,500,000	-	-	41,655							
Perez Companc S.A.	$	0.001	1,638,171	-	-	2,640							
Grupo Financiero Galicia S.A.	$	0.001	2,485,000	-	-	3,725							
Bod. PRO 1	$	0.001	13,174,419	0.0003	4,128	-							
Banco Hipotecario S.A.	$	0.001	74,111	0.0029	216	571							
Letes		0.001	68,746	0.0010	78	-							
Total current investments as of March 31, 2002					4,422	-							
Total current investments as of March 31, 2001					-	74,629							

(1) [illegible] form because the equity interest is less than 5%.

Initialed for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series
Interest in other companies

Unaudited Interim Balance Sheets as of March 31, 2002 and 2001

In thousands of pesos (historical currency)

Schedule C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value Recorded at March 31, 2002	Value Recorded at March 31, 2001	Issuer's information: Main Activity	Last financial statement: Date	Capital ftock (Par value)	Income(loss) for the year	Shareholders' equity	Interest in Capital Stock
Non-current investments												
Abril S.A.	Common 1 vote	5,000	1,320	-	(9,019)	(6,352)	Building, development and administration of country club	03. 31. 2002	13,200	(2,322)	26,117	50%
	Irrevoc. Contrib.	-	-	-	11,148	10,642						
IRSA International Ltd	Common 1 vote	0.001	148,265,832	-	215,815	234,613	Investment	03. 31. 2002	148,266	(3,040)	227,462	100%
Pereiraola S.A.	Common 1 vote	0.001	50,000	-	3,595	3,618	Real estate and financing	03. 31. 2002	100	(40)	1,272	50%
	Irrevoc. Contrib.	-	-	-	484	413						
Baldovinos S.A.	Common 1 vote	0.001	6,000	-	(2,260)	(1,200)	Real estate and building	03. 31. 2002	12	(775)	5,513	50%
	Irrevoc. Contrib.	-	-	-	5,262	5,234						
Home Financing S.A.	Common 1 vote	0.001	11,999	-	-	(297)	Mortgages	03. 31. 2002				
	Irrevoc. Contrib.	-	-	-	-	475						
Palermo Invest S.A.	Common 1 vote	0.001	76,949,667	-	60,450	95,113	Investments	03. 31. 2002	78,251	3,924	90,857	66,67%
Hoteles Argentinos S.A.	Common 1 vote	0.001	7,309,273	-	(10,817)	8,278	Hotel Libertador exploitation	03. 31. 2002	9,887	(23,416)	(12,743)	79,99%
	Irrevoc. Contrib.	-	-	-	1,638	-						
Alto Palermo S.A. (ex SAMAP)	Common 1 vote	0,001	64,559,510	-	36,359	43,577	Real estate investments	03. 31. 2002	70,000	(87,949)	241,062	10,23%
Buenos Aires [illegible] Realty S.A.	Common 1 vote	0.001	6,000	-	(240)	17	Real estate investments	03. 31. 2002	12	(514)	3,480	50%
	Irrevoc. Contrib.	-	-	-	1,991	1,928						
Buenos Aires Trade and Finance Center S.A.	Common 1 vote	0.001	6,000	-	(211)	9	Real estate investments	03. 31. 2002	12	(440)	2,959	50%
	Irrevoc. Contrib.	-	-	-	1,694	1,640						
[illegible] Realty S.A.	Common 1 vote	0.001	6,000	-	(260)	8	Real estate investments	03. 31. 2002	12	(536)	3,618	50%
	Irrevoc. Contrib.	-	-	-	2,071	2,007						
Llao Llao Resorts S.A.	Common 1 vote	0.001	5,878,940	-	2,092	2,795	Hotel Llao-Llao exploitation	03. 31. 2002	11,757	83	5,769	50%
	Irrevoc. Contrib.	-	-	-	1,005	305						
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500	-	3,188	5,000	Banking	03. 31. 2002	62,500	4,032	67,349	5,10%
Total as of March 31, 2002					323,985	-						
Total as of March 31, 2001					-	407,823						

Signed for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
HARTENECK, LOPEZ, ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Interim Balance Sheets as of March 31, 2002 and 2001

In thousands of pesos (historical currency)

Schedule D

Items	Value as of March 31, 2002	Value as of March 31, 2001
Current Investments		
Time deposits	158	195
Mutual funds	7,380	448
Total current investments as of March 31, 2002	7,538	-
Total current investments as of March 31, 2001	-	643
Non-current investments		
Santa María del Plata	56,611	56,072
Torres Jardín IV	1,379	1,379
Subtotal	57,990	57,451
IRSA I Trust Exhangeable Certificates Class A	1,166	-
IRSA I Trust Exhangeable Certificates Class B	883	-
IRSA I Trust Exchangeable Certificates Class C	1,415	-
IRSA I Trust Exchangeable Certificates Class D	7,115	-
Subtotal	10,579	-
Art work	17	17
Total non-current investments as of March 31, 2002	68,586	-
Total non-current investments as of March 31, 2001	-	57,468

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Provisions

For the nine-month periods
beginning on July 1, 2001 and 2000
and ended March 31, 2002 and 2001

In thousands of pesos (historical currency)

Schedule E

Items	Balances as of beginning of year	Increases (1)	Decreases	Carrying value as of March 31, 2002	Carrying value as of March 31, 2001
Deducted from assets:					
Allowance for doubful accounts	858	20	(120)	758	876
From liabilities:					
Provisions for contingencies	5	58	(43)	20	28
Provisions for discounts	11	-	-	11	11
Total as of March 31, 2002	874	78	(163)	789	-
Total as of March 31, 2001	386	570	(41)	-	915

(1) The increase in the Allowance for doubful accounts is set forth in doubful accounts in Schedule H and the increase in Provision for contingencies is set forth in Maintenance of building in Cost of properties sold of Schedule H.

Initialed for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the nine-month periods
beginning on July 1, 2001 and 2000
and ended March 31, 2002 and 2001

In thousands of pesos (historical currency)

Schedule F

	March 31, 2002	March 31, 2001
I. Cost of sales		
Stock as of beginning of year	16,862	25,813
Plus (less):		
Purchases for the period	4	191
Expenses (Schedule H)	524	787
Transfers to fixed assets	-	(5)
Transfers from fixed assets	8,674	8,199
Less:		
Reclassification of inventories sold	80	204
Reclassification from expenses for property sold to intangible assets	-	(304)
Stock as of end of the period	(16,611)	(18,618)
Subtotal	9,533	16,267
Plus		
Cost of sales – Abril S.A.	1,252	1,086
Results from holding of real estate assets	(2,179)	(188)
Cost of properties sold	8,606	17,165
II. Cost of leases		
Expenses (Schedule H)	3,193	2,766
Cost of properties leased	3,193	2,766
III. Cost of fees for services		
Expenses (Schedule H)	721	1,048
Costo of fees for services	721	1,048
Total costs of sales, leases and services	12,520	20,979

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Interim Balance Sheets as of March 31, 2002 and 2001

In thousands of pesos (historical currency)

Schedule G

Items	Class	Amount	Prevailing exchange rate		Total as of March 31, 2002	Total as of March 31, 2001
Assets						
Current Assets						
Cash and banks:						
Cash	U$S	11,264	0.0029	(1)	33	15
Banks	U$S	2,410,747	0.0029	(1)	6,991	146
Saving account	U$S	13,181	0.0029	(1)	38	66
Checks to be deposited	U$S	-	0.0029	(1)	-	25
Investments:						
APSA 2005 bond	U$S	-	0.0029	(1)	-	749
Time deposits	U$S	-	0.0029	(1)	-	194
Mutual funds	U$S	2,531,580	0.0029	(1)	7,342	34
Global 17	U$S	-	0.0029	(1)	-	17,026
F.R.B.	U$S	-	0.0029	(1)	-	41,655
Mortgages and leases receivables	U$S	-	0.0029	(1)	-	14,363
Other receivables:						
Related parties	U$S	-	0.0029	(1)	-	120
Services to be billed	U$S	-	0.0029	(1)	-	124
Personnel loans and prepayments	U$S	-	0.0029	(1)	-	239
Total Current Assets		4,966,772			14,404	74,756
Non-Current Assets					-	
Mortgages and leases receivables	U$S	-	0.0029	(1)	-	18,496
Other receivables:						
Related parties	U$S	-	0.0029	(1)	-	600
Guarantee deposits	U$S	-	0.0029	(1)	-	38
Personnel loans and prepayments	U$S	-	0.0029	(1)	-	1,353
Investments:						
IRSA International Ltd.:						
Shares	U$S	-	0.0029	(1)	-	234,613
Total Non-current Assets	U$S	-			-	255,100
Total Assets as of March 31, 2002	U$S	4,966,772			14,404	-
Total Assets as of March 31, 2001	U$S	435,577,338			-	329,856
Liabilities						
Current Liabilities						
Accounts payable	U$S	-	0.003	(1)	-	31
Customer advances	U$S	-	0.003	(1)	-	486
Taxes payable	U$S	1,157,985	0.003	(1)	3,474	-
Short term debt	U$S	139,677,805	0.003	(1)	419,052	142,787
Other liabilities:						
Debt for purchase of shares	U$S	-	0.003	(1)	-	782
Related parties	U$S	-	0.003	(1)	-	33
Guarantee deposits	U$S	-	0.003	(1)	-	692
Provisions	U$S	-	0.003	(1)	-	10
Collections on behalf of third parties	U$S	-	0.003	(1)	-	114
Total Current Liabilities	U$S	140,835,790			422,526	144,935
Non-current Liabilities						
Accounts payable	U$S	-	0.003	(1)	-	207
Long term debt	U$S	-	0.003	(1)	-	80,000
Customer advances	U$S	-	0.003	(1)	-	209
Other liabilities:						
Debt for purchase of shares	U$S	-	0.003	(1)	-	1,450
Guarantee deposits	U$S	-	0.003	(1)	-	1,238
Directors' deposits	U$S	-	0.003	(1)	-	8
Total Non-current Liabilities	U$S	-			-	83,112
Total Liabilities as of March 31, 2002	U$S	140,835,790			422,526	-
Total Liabilities as of March 31, 2001	U$S	301,136,540			-	228,047

(1) Official rate of exchange quoted by Banco Nación at March 31, 2002

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the nine-month periods
beginning on July 1, 2001 and 2000
and ended March 31, 2002 and 2001

In thousands of pesos (historical currency)

Schedule H

Items	Total as of March 31, 2002	Cost of properties leased	Cost of properties sold	Cost of fees for services	Cost of hotel activity	Expenses: Administration	Expenses: Selling	Expenses: Financing	Total as of March 31, 2001
Directors' fees	470	-	-	-	-	470	-	-	550
Fees and payments for services	1,053	-	-	-	-	1,053	-	-	1,487
Salaries, bonuses and social security charges	2,792	-	-	-	-	2,792	-	-	4,123
Other expenses of personnel administration	7	-				7	-	-	11
Depreciation and amortization	4,802	2,034	-	-	-	508	-	2,260	3,658
Maintenance of buildings	1,876	1,159	524	-	-	193	-	-	2,006
Utilities and postage	12	-	-	-	-	12	-	-	18
Travel expenses	20	-	-	-	-	20	-	-	70
Advertising and promotion	447	-	-	-	-	38	409	-	324
Fees and expenses for property sold	368	-	-	-	-	-	368	-	1,375
Local transportation and stationery	59	-	-	-	-	59	-	-	132
Taxes, rates and assessments	10	-	-	-	-	10	-	-	10
Subscriptions and dues	94	-	-	-	-	94	-	-	99
Interest and indexing adjustments	18,475	-	-	-	-	-	-	18,475	21,187
Bank charges	179	-	-	-	-	-	-	179	222
Safety box and stockbroking charges	71	-	-	-	-	61	-	10	134
Doubtful accounts	20	-	-	-	-	-	20	-	169
Insurance	2	-	-	-	-	2	-	-	37
Security	4	-	-	-	-	4	-	-	39
Courses	30	-	-	-	-	30	-	-	65
Contingencies	42	-	-	-	-	42	-	-	23
Results of trust	649	-	-	-	-	-	-	649	-
Rents	204	-	-	-	-	204	-	-	384
Other	854	-	-	721	-	133	-	-	1,226
Total as of March 31, 2002	32,540	3,193	524	721	-	5,732	797	21,573	-
Total as of March 31, 2001	-	2,766	787	1,048	-	8,116	1,834	22,798	37,349

Initialed for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
[illegible] ASOCIADOS

Schedule I

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities as of March 31, 2002 and 2001

In thousands of pesos (historical currency)

	2002				2001			
	Assets		Liabilities		Assets		Liabilities	
	Investments	Receivables	Loans	Other liabilities		Receivables	Loans	Other liabilities
With no maturity date	11,724	33,024	-	402		-	-	-
With maturity date								
Due	78	897	-	230		3,729	-	33
Total due	78	897	-	230		3,729	-	33
Falling due								
Up to three months	-	23,114	452,740	20,464		7,593	55,516	3,520
From three to six months	-	655	-	205		4,513	43,883	72
From six to nine months	-	706	-	1,961		4,324	53,683	3,400
From nine to twelve months	158	476	-	74		2,794	-	182
From one to two years	900	4,481	-	1,484		6,786	80,000	1,361
From two to three years	1,714	2,001	-	248		7,890	-	1,380
From three to four years	4,518	1,989	-	273		4,089	-	156
From four years on	3,447	7,225	-	82		13,092	-	215
Total falling due	10,737	40,647	452,740	24,791		51,081	233,082	10,286
Total with maturity date	10,815	41,544	452,740	25,021		54,810	233,082	10,319
Total	22,539	74,568	452,740	25,423		54,810	233,082	10,319

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Interim Balance Sheet as of March 31, 2002

Stated in thousands of pesos (historical currency)

1. None

2. None

3. Créditos y deudas por plazos de vencimiento

Items	Past due March 31, 2002 (point 3a)	Without any fixed due date (current)	To mature (point 3 c) June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	Total
Accounts receivables							
Mortgages and leases receivables	897		5,344	125	241	14	6,621
Other receivables	-	1,454	17,770	530	465	462	20,681
Total	897	1,454	23,114	655	706	476	27,302
Liabilities							
Customer advances	-	-	953	-	-	-	953
Taxes payable	-	-	5,083	-	1,112	-	6,195
Trade accounts payable	-	-	1,277	16	-	15	1,308
Other liabilities	230	-	12,911	189	849	59	14,238
Short and long term debt	-	-	452,740	-	-	-	452,740
Salaries and social security payable	-	-	240	-	-	-	240
Total	230	-	473,204	205	1,961	74	475,674

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Interim Balance Sheets as of March 31, 2002

Stated in thousands of pesos (historical currency)

3. (Continued)

Items	To mature (point 3 c)									
	Without any fixed due date (non-current)	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008	March 31, 2009	March 31, 2010	March 31, 2011	March 31, 2012
Accounts receivables										
Mortgages and leases receivables	-	2,639	157	147	122	67	59	59	55	50
Other receivables	31,570	1,842	1,844	1,842	1,845	1,848	1,830	832	-	-
Total	31,570	4,481	2,001	1,989	1,967	1,915	1,889	891	55	50
Liabilities										
Trade accounts payable	-	30	29	27	26	25	23	-	-	-
Other liabilities	402	1,454	219	246	-	-	-	-	-	-
Total	402	1,484	248	273	26	25	23	-	-	-

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Interim Balance Sheets as of March 31, 2002

Stated in thousands of pesos (historical currency)

3. (Continued)

Items	To mature (point 3 c)									
	March 31, 2013	March 31, 2014	March 31, 2015	March 31, 2016	March 31, 2017	March 31, 2018	March 31, 2019	March 31, 2021	March 31, 2044	Total
Accounts receivables										
Mortgages and leases receivables	26	28	5	-	-	-	-	-	-	3,414
Other receivables	-	-	-	-	-	38	-	361	-	43,852
Total	26	28	5	-	-	38	-	361	-	47,266
Liabilities										
Trade accounts payable	-	-	-	-	-	-	-	-	-	160
Other liabilities	-	-	-	-	-	-	-	-	8	2,329
Total	-	-	-	-	-	-	-	-	8	2,489

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the
Buenos Aires Stock Exchange Regulations
Unaudited Interim Balance Sheets as of March 31, 2002

Stated in thousands of pesos (historical currency)

The classification of receivables and liabilities is as follows:

4-a. Breakdown by currency and maturity

Items	Current			Non-current			Total	Total in local currency	Total in foreign currency	Total
	Local currency	Foreign currency	Total current	Local currency	Foreign currency	Total non-current				
Accounts receivables										
Mortgages and leases receivables	6,621	-	6,621	3,414	-	3,414	10,035	10,035	-	**10,035**
Other receivables	20,681	-	20,681	43,852	-	43,852	64,533	64,533	-	**64,533**
Total	27,302	-	27,302	47,266	-	47,266	74,568	74,568	-	**74,568**
Liabilities										
Customer advances	953	-	953	-	-	-	953	953	-	**953**
Taxes payable	2,721	3,474	6,195	-	-	-	6,195	2,721	3,474	**6,195**
Trade accounts payable	1,308	-	1,308	160	-	160	1,468	1,468	-	**1,468**
Other liabilities	14,238	-	14,238	2,329	-	2,329	16,567	16,567	-	**16,567**
Short and long term debt	33,688	419,052	452,740	-	-	-	452,740	33,688	419,052	**452,740**
Salaries and social security payable	240	-	240	-	-	-	240	240	-	**240**
Total	53,148	422,526	475,674	2,489	-	2,489	478,163	55,637	422,526	**478,163**

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Interim Balance Sheets as of March 31, 2002

Stated in thousands of pesos (historical currency)

4-b. Breakdown by adjustment clause

Items	Current			Non-current						
	Without adjustment clause	With adjustment clause	Total current	Without adjustment clause	With adjustment clause	Total Non-current	Total	Total without adjustment clause	Total with adjustment clause	Total
Accounts receivables										
Mortgages and leases receivables	6,621	-	6,621	3,414	-	3,414	10,035	10,035	-	**10,035**
Other receivables	20,681	-	20,681	43,852	-	43,852	64,533	64,533	-	**64,533**
Total	27,302	-	27,302	47,266	-	47,266	74,568	74,568	-	**74,568**
Liabilities										
Customer advances	953	-	953	-	-	-	953	953	-	**953**
Taxes payable	6,195	-	6,195	-	-	-	6,195	6,195	-	**6,195**
Trade accounts payable	1,308	-	1,308	160	-	160	1,468	1,468	-	**1,468**
Other liabilities	14,238	-	14,238	2,329	-	2,329	16,567	16,567	-	**16,567**
Short and long term debt	452,740	-	452,740	-	-	-	452,740	452,740	-	**452,740**
Salaries and social security payable	240	-	240	-	-	-	240	240	-	**240**
Total	475,674	-	475,674	2,489	-	2,489	478,163	478,163	-	**478,163**

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Interim Balance Sheets as of March 31, 2002

Stated in thousands of pesos (historical currency)

4-c. Breakdown of accounts receivable and liabilities by interest clause

Items	Current				Non-current				Total	Total accruing interest	Total not-accruing interest	Total
	Accruing interest		Not-accruing interest	Total current	Accruing interest		Not-accruing interest	Total non-current				
	fixed rate	variable rate			fixed rate	variable rate						
Accounts receivables												
Mortgages and leases receivables	3,450	-	3,171	6,621	3,333	-	81	3,414	10,035	6,783	3,252	10,035
Other receivables	141	-	20,540	20,681	155	31,570	12,127	43,852	64,533	31,866	32,667	64,533
Total	3,591	-	23,711	27,302	3,488	31,570	12,208	47,266	74,568	38,649	35,919	74,568
Liabilities												
Customer advances	-	-	953	953	-	-	-	-	953	-	953	953
Taxes payable	-	-	6,195	6,195	-	-	-	-	6,195	-	6,195	6,195
Trade accounts payable	59	-	1,249	1,308	160	-	-	160	1,468	219	1,249	1,468
Other liabilities	762	-	13,476	14,238	725	402	1,202	2,329	16,567	1,889	14,678	16,567
Short and long term debt	-	452,740	-	452,740	-	-	-	-	452,740	452,740	-	452,740
Salaries and social security payable	-	-	240	240	-	-	-	-	240	-	240	240
Total	821	452,740	22,113	475,674	885	402	1,202	2,489	478,163	454,848	23,315	478,163

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the
Buenos Aires Stock Exchange Regulations
Unaudited Interim Balance Sheets as of March 31, 2002

Stated in thousands of pesos (historical currency)

5. Related Parties

   a. Related interest
      See Schedule C to the financial statements.

   b. Related debit/credit balances (Note 10)

Current mortgages and leases receivables

	March 31, 2002
Intercompany:	
Abril S.A.	2
Alternativa Gratis S.A.	23
Alto Palermo S.A.	1,712
Altocity.Com S.A.	91
Baldovinos S.A.	951
Banco Hipotecario S.A.	2
Cresud S.A.C.I.F.	55
Dolphin Fund Management S.A.	106
Inversora Bolivar S.A	31
Red Alternativa S.A.	6
Tarshop Sociedad Anónima	50

Non-current mortgages and leases receivables

	March 31, 2002
Intercompany:	
Baldovinos S.A.	81

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Interim Balance Sheets as of March 31, 2002

Stated in thousands of pesos (historical currency)

Other current receivables

	March 31, 2002
Intercompany:	
Abril S.A.	588
Inversora Bolivar S.A.	583
Irsa International Ltd.	17
Palermo Invest S.A	13,135

Other non current receivables

	March 31, 2002
Intercompany:	
Alto Palermo S.A.	31,570

Current trade accounts payable

	March 31, 2002
Intercompany:	
Alto Palermo S.A.	138
Cresud S.A.C.I.F	76
Dolphin Fund Management S.A	1
Emprendimiento Recoleta S.A.	11
Fibesa	2
Futuros y Opciones.Com	6
Hoteles Argentinos S.A.	17
Nuevas Fronteras S.A.	1

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Interim Balance Sheets as of March 31, 2002

Stated in thousands of pesos (historical currency)

Other current liabilities

	March 30, 2002
Intercompany:	
Baldovinos S.A.	10
IRSA International Ltd.	3,064
Ritelco S.A.	9,264

Other non current liabilities

	March 30, 2002
Intercompany:	
Alto Palermo S.A..	402

The balances of these accounts do not include any adjustment clause and include Ps. 10 in foreign currency.

6. None.

7. In view of the nature of the inventory, no physical inventories are performed and there are no frozen assets.

8. Not applicable. See Notes 2.a., 2.b., 2.c. and 2.d. to the unaudited interim financial statements.

9. None.

10. None.

11. None.

12. See Notes 2.a., 2.b., 2.c. and 2.d. to the unaudited interim financial statements.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Interim Balance Sheets as of March 31, 2002

Stated in thousands of pesos (historical currency)

13. Insured Assets.

		Insured amounts	Accounting values	Risk covered
Alsina 934 Capital	(3)	1,890	692	Fire, explosion with additional coverage and debris removal
Alsina 934 Capital	(3)	308	692	Third party liability with additional coverage and minor risks.
Av. de Mayo 589-99	(3)	2,700	2,724	Fire, explosion with additional coverage and debris removal
Av. de Mayo 589-99	(3)	1,000	2,724	Third party liability with additional coverage and minor risks.
Av. Alicia M. de Justo 1714 Dock 13 Capital	(1)	17,000	29	Fire, explosion with additional coverage and debris removal
Av. Alicia M. de Justo 1714 Dock 13 Capital	(1)	555	29	Third party liability with additional coverage and minor risks.
Av. Alicia M. de Justo 750 Dock 5 Capital	(1)	16,775	765	Fire, explosion with additional coverage and debris removal
Av. Alicia M. de Justo 750 Dock 5 Capital	(1)	202	765	Third party liability with additional coverage and minor risks.
Av. Alicia M. de Justo 840 Dock 6 Capital	(1)	17,550	80	Fire, explosion with additional coverage and debris removal
Av. Alicia M. de Justo 840 Dock 6 Capital	(1)	406	80	Third party liability with additional coverage and minor risks.
Bolívar 108 e H. Yrigoyen 476 Capital		5,160	-	Fire, explosion with additional coverage and debris removal
Bolívar 108 e H. Yrigoyen 476 Capital		3,199	-	Third party liability with additional coverage and minor risks.
Constitución 1111 Capital		420	3,931	Fire, explosion with additional coverage and debris removal
Constitución 1111 Capital		600	3,931	Third party liability with additional coverage and minor risks.
Constitución 1111 TIA Capital	(3)	1,500	3,931	Fire, explosion with additional coverage and debris removal
Constitución 1111 TIA Capital	(3)	5,000	3,931	Third party liability with additional coverage and minor risks.
Dorrego 1916 Capital	(4)	17,430	6	Fire, explosion with additional coverage and debris removal
Dorrego 1916 Capital	(4)	506	6	Third party liability with additional coverage and minor risks.
Edificios costeros Dique 2 Este. Dockitos. P. Madero Capital		14,700	12,148	Fire, explosion with additional coverage and debris removal
Edificios costeros Dique 2 Este. Dockitos. P. Madero Capital		1,631	12,148	Third party liability with additional coverage and minor risks.
Edificios costeros Dique 4 O. Cosentini 240 Capital	(1)	17,000	10,502	Fire, explosion with additional coverage and debris removal
Edificios costeros Dique 4 O. Cosentini 240 Capital	(1)	1,002	10,502	Third party liability with additional coverage and minor risks.
F. Alcorta 3351 Palacio Alcorta Capital	(1)	30,250	-	Fire, explosion with additional coverage and debris removal
F. Alcorta 3351 Palacio Alcorta Capital	(1)	1,655	-	Third party liability with additional coverage and minor risks.
Gurruchaga 274 Torres Jardín III Capital	(2)	10,736	95	Fire, explosion with additional coverage and debris removal
Gurruchaga 274 Torres Jardín III Capital	(2)	601	95	Third party liability with additional coverage and minor risks.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Interim Balance Sheets as of March 31, 2002

Stated in thousands of pesos (historical currency)

13. (Continued)

		Insured amounts	Accounting values	Risk covered
ING Butty 240 Laminar Plaza Capital	(1)	47,250	14,710	Fire, explosion with additional coverage and debris removal
ING Butty 240 Laminar Plaza Capital	(1)	4,130	14,710	Third party liability with additional coverage and minor risks.
Libertador 450-98 Capital	(1)	33,600	24,301	Fire, explosion with additional coverage and debris removal
Libertador 450-98 Capital	(1)	3,461	24,301	Third party liability with additional coverage and minor risks
Av. Libertador 602 Capital	(1)	25,200	1,441	Third party liability with additional coverage and minor risks.
Av. Libertador 602 Capital	(1)	1,002	1,441	Fire, explosion with additional coverage and debris removal
Madero 1020 Capital	(1)	28,350	9,314	Fire, explosion with additional coverage and debris removal
Madero 1020 Capital	(1)	2,933	9,314	Third party liability with additional coverage and minor risks.
Madero 940 Capital	(1)	36,960	2,622	Fire, explosion with additional coverage and debris removal
Madero 940 Capital	(1)	1,315	2,622	Third party liability with additional coverage and minor risks.
Maipú 1270 - 1300 Capital		22,050	21,534	Fire, explosion with additional coverage and debris removal
Maipú 1270 - 1300 Capital		4,061	21,534	Third party liability with additional coverage and minor risks.
Padilla 870 Torres Jardín II Capital	(2)	9,540	268	Fire, explosion with additional coverage and debris removal
Padilla 870 Torres Jardín II Capital	(2)	607	268	Third party liability with additional coverage and minor risks.
Reconquista 823 Capital	(3)	10,000	9,727	Fire, explosion with additional coverage and debris removal
Reconquista 823 Capital	(3)	2,000	9,727	Third party liability with additional coverage and minor risks.
Rivadavia 2768 Capital	(1)	3,610	151	Fire, explosion with additional coverage and debris removal
Rivadavia 2768 Capital	(1)	251	151	Third party liability with additional coverage and minor risks.
Sarmiento 501	(1)	3,885	458	Fire, explosion with additional coverage and debris removal
Sarmiento 501	(1)	607	458	Third party liability with additional coverage and minor risks.
Serrano 287 Torres Jardín I Capital	(2)	9,450	29	Fire, explosion with additional coverage and debris removal
Serrano 287 Torres Jardín I Capital	(2)	607	29	Third party liability with additional coverage and minor risks.
Suipacha 664		15,750	6,357	Fire, explosion with additional coverage and debris removal
Suipacha 664		722	6,357	Third party liability with additional coverage and minor risks.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Interim Balance Sheets as of March 31, 2002

Stated in thousands of pesos (historical currency)

General

In the case of insurance covering fire and explosion with additional coverage, the amounts insured are stated at replacemen and/or reconstruction to an "as new" condition value, not including land and foundations, due to the apportionment rules.

Insured amounts correspond to units belonging to the company that are being sold, and/or units sold under mortgages not having individual policies with assigned rights.

Notes:

(1) Insured amounts correspond to the total for the building. The amount insured for each co-owner is obtained by applying the percentage of co-ownership to the total insurance.

(2) Insured amounts correspond solely to jointly held areas.

(3) Insurance purchased by tenants with provisions for the assignment of rights.

(4) Insured amounts correspond to units not yet having a bill of sale.

(5) Insured amounts correspond to common areas and partially to individual areas.

In our opinion, the above-described policies adequately cover current risks.

14. Not applicable.

15. See comments in Note 1 to the unaudited interim consolidated financial statements.

16. Not applicable.

17. None.

18. In accordance which was stipulated in loans agreements, the Company shall not distribute dividends until this obligations would be cancelled.

Buenos Aires, June 4, 2002.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos (historical currency)

1. **Brief comments on the Company's activities during the period, including references to significant events after the end of the period.**

   See attached.

2. **Consolidated Shareholders' equity structure as compared with the same period for the four previous years.**

	March 31, 2002	March 31, 2001	March 31, 2000	March 31, 1999	March 31, 1998
Current Assets	176,826	179,981	148,559	122,044	321,139
Non-Current Assets	542,822	652,067	718,500	760,075	683,909
Total	719,648	832,048	867,059	882,119	1,005,048
Current Liabilities	499,527	174,300	184,706	151,338	180,282
Non-Current Liabilities	34,434	99,403	42,994	116,351	195,242
Subtotal	533,961	273,703	227,700	267,689	375,524
Minority interest in subsidiaries	35,865	58,325	56,749	57,459	96,796
Shareholders' Equity	149,822	500,020	582,610	556,971	532,728
Total	719,648	832,048	867,059	882,119	1,005,048

3. **Consolidated income structure as compared with the same period for the four previous years.**

	March 31, 2002	March 31, 2001	March 31, 2000	March 31, 1999	March 31, 1998
Operating ordinary profit	25,038	11,400	16,731	33,036	29,359
Financial results	(320,339)	(33,562)	(4,413)	(21,675)	(3,535)
Equity in earnings of affiliated companies	(44,696)	4,570	5,207	19,278	9,270
Other income (expenses)	(1,653)	(1,950)	(1,021)	6,245	(2,923)
Loss before taxes	(341,650)	(19,542)	16,504	36,884	32,171
Income tax/ asset tax	(3,190)	(1,089)	(4,171)	-	(2,767)
Minority interest	3,897	(762)	(1,648)	(2,393)	(6,555)
Net (loss) income	(340,943)	(21,393)	10,685	34,491	22,849

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co.
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos (historical currency)

4. Statistical data as compared with the same period of the four previous years.

Summary of properties sold in units and thousands of pesos.

Real Estate	Accumulated as of March 31, 2002 (1)	Accumulated as of March 31, 2001 (1)	Accumulated as of March 31, 2000 (1)	Accumulated as of March 31, 1999 (1)	Accumulated as of March 31, 1998 (1)
Apartments & Loft Buildings					
Torres Jardín	881	2,508	2,613	3,853	7,799
Torres de Abasto	1,059	2,368	1,618	12,865	2,456
Palacio Alcorta	270	-	9	1,100	11,858
Concepción Arenal and Dorrego 1916	56	1,858	1,249	741	799
Alto Palermo Park	3,408	249	1,704	1,675	3,709
Other	965	762	-	1,645	105
Residential Communities					
Abril / Baldovinos	3,948	4,952	6,427	8,406	19,345
Villa Celina I, II and III	(24)	3	54	1,188	1,399
Villa Celina IV and V	40	1,232	2,186	-	-
Other	-	-	72	1,235	577
Undeveloped parcels of land					
Monserrat	-	547	1,127	-	-
Dique IV	-	5,600	-	-	-
Puerto Madero Dique II	-	-	-	25,000	-
Other					
Galerías Pacífico	-	-	2,998	-	-
Puerto Madero Dock 6	29	4	-	398	2,626
Gallo y Lavalle	-	-	-	-	4,444
Sarmiento 580	-	4,930	-	-	-
Av. de Mayo 701	-	1,414	-	-	-
Santa Fe 1588	3,715	-	-	-	-
Other	1,952	1,363	659	321	2,300
	16,299	27,790	20,716	58,427	57,417

(1) Deductions on account of gross sales tax are not included.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & CO.
ABELOVICH, POLANO & ASOCIADOS

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos (historical currency)

5. Key ratios as compared with the same period of the four previous years.

	March 31, 2002		March 31, 2001		March 31, 2000		March 31, 1999		March 31, 1998	
Liquidity ratio										
Current Assets	176,826	= 0.35	179,981	= 1.03	148,559	= 0.80	122,044	= 0.80	321,139	= 1,78
Current Liabilities	499,527		174,300		184,706		151,338		180,282	
Indebtedness ratio										
Total liabilities	533,961	= 3,56	273,703	= 0.55	227,700	= 0.39	267,689	= 0.48	375,524	= 0.70
Shareholders' Equity	149,822		500,020		582,610		556,971		532,728	

Income before income tax, tax on assets and minority interest.

	March 31, 2001		March 31, 2001		March 31, 1998		March 31, 1997		March 31, 1996	
Income Before income tax/ Assets tax	(341,650)		(19,542)		16,504		36,884		32,171	
Shareholders' equity at end excluding (loss) income for the period	490,765	=(0,70)	521,413	=(0,04)	571,925	= 0,03	522,480	= 0,07	509,879	= 0,06

6. Brief comment on the future perspectives for the ensuing year

See attached.

Initialled for identification purposes
with our report dated June 4, 2002
PRICE WATERHOUSE & Co
ABELOVICH, POLANO & ASOCIADOS

IQ02 Highlights, including significant operations occurred after March 31, 2002.

Sale of Properties. So as to encourage the sale of properties, the Company strongly promoted sales in exchange for rescheduled bank term deposits. Under this method, sales were made for a total amount of $ 9.6 million.

Sale of Rivadavia 2243 – On January 31, 2002 IRSA sold one of its commercial properties, located at Avenida Rivadavia 2243, to the convenience stores chain Tía. IRSA received a total amount of US$ 0.9 million and $ 1 million for the sale of this 2,070 m2 property. The property had a book value of $ 3.7 million.

Sale of Brazil Realty – On February 28, 2002, Ritelco S.A., a controlled company of IRSA, sold 100% of its equity interest in Brazil Realty, subsidiary of the Company in Brazil. Creed Holdings LTD, purchased the entire stockholding. The transaction's price was agreed in the amount of US$ 44.2 million. As of March 31, 2002, payment of US$ 14.0 million was still pending. This transaction generated a net positive result of $ 18.7 million.

Extension of maturity of US$43.5 million Notes. After a series of extensions agreed upon between IRSA and the holders of the US$ 43.5 million Notes, June 19, 2002, was fixed as final date of maturity of its principal amount. The capitalization of interest was also agreed upon. After March 31, 2002, the Company partially repurchased the notes, taking the new outstanding value to US$ 38.8 million. The Company and the note holders are studying the alternatives available for the repayment of this facility.

***Pesification* of debt** – Decree 214/02 which established the conversion to pesos of dollar-denominated obligations, resulted in the conversion to pesos of a portion of IRSA's and its subsidiaries' indebtedness.

Repayment of indebtedness with bank deposits. From January to May, the Company repaid *pesified* short-term indebtedness for an amount of $ 42.2 million by means of the acquisition of rescheduled bank deposits derived from the purchase from depositors and from the sale of properties, obtaining significant discounts on their notional amount. The funds used derived largely from the sale of Brazil Realty and the Company's cash flow generation.

APSA $120 million FRN. – Extension of Coupon On January 15, 2002 and March 13, 2002, holders of the $120 million FRN approved in unanimous meetings the acceptance of (i) the payment of an interest coupon due January, 2002 in two installments in January and March 2002, (ii) the payment of 30% of the interest accrued between January 13 and March 13, 2002 with maturity before March 22, 2002, (iii) the extension until July 17, 2002 of the payment date for the $ 12.5 million principal coupon due on January 13, 2002, and for the unpaid balance of the 70% interest for the January / April 2002 period.

I. Offices and Other Rental Properties

During the nine-month period ended March 31, 2002, revenues from rental portfolio reached $15.8 million, as compared to $ 17.7 million in the same period of fiscal year 2001. The average occupancy rate decreased to 80% as of March 31, 2002 from 88% as of March 31, 2001. This reduction results from an increase in the Company's leasable area resulting from the addition of Edificio Costeros Dique IV to the rental portfolio and the deep economic recession, which forced many firms to resize their facilities or move to lower-priced areas. In addition, Decree 214, as of March 4, 2002, established the *pesification* of lease agreements at an exchange rate of one peso to one dollar, and the inflation adjustment of existing agreements according to the CER coefficient. In the case of new agreements, this coefficient may not be used, thus making it difficult to enter into new leases.

Below is information on IRSA's offices and other rental properties as of March 31, 2002.

	Date of acquisition	Leaseable area m2 (1)	Occupancy rate (2)	IRSA's Interest	Monthly Rental income $/000 (3)	Total Rental Income as of March 2001 $/000 (4) 2002	2001	2000	Book Value $/000 (5)
Offices									
Libertador 498	12/20/95	12,390	63%	100%	217	2,130	2,392	2,951	24,300
Inter-Continental Plaza (6)	11/18/97	22,535	85%	67%	353	3,399	3,655	3,332	21,737
Maipú 1300	09/28/95	10,325	88%	100%	227	2,132	2,232	2,198	21,536
Laminar Plaza	03/25/99	6,521	95%	100%	213	1,960	1,870	910	14,709
Edificios Costeros	03/20/97	6,399	27%	100%	37	624	741	-	12,361
Costeros Dique IV	08/29/01	5,437	63%	100%	104	742	-	-	10,502
Reconquista 823/41	11/12/93	6,100	100%	100%	115	1,039	1,155	1,035	9,728
Madero 1020	12/21/95	5,056	57%	100%	77	885	1,410	1,399	9,314
Suipacha 652/64	11/22/91	11,453	45%	100%	56	582	1,039	1,251	6,357
Others (7)	-	4,491	66%	N/A	57	600	637	746	7,110
Subtotal		**90,707**	**71%**	**N/A**	**1,456**	**14,093**	**15,131**	**13,822**	**137,654**
Other Rental Properties									
Commercial Properties (8)		6,023	99%	100%	46	1,092	1,890	3,258	3,430
Other properties (9)		33,747	100%	N/A	52	632	748	1,093	2,527
Subtotal		**39,770**	**100%**	**N/A**	**98**	**1,724**	**2,638**	**4,351**	**5,957**
Related Expenses									
Management Fees						513	487	429	
TOTAL OFFCES Y OTHER (10)		**130,477**	**80%**	**N/A**	**1,554**	**16,330**	**18,256**	**18,602**	**143,611**

Notes:

(1) Total leasable area for each property. To obtain the square meters attributable to IRSA this column should be multiplied by IRSA's net ownership interest. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leasable area.
(3) Agreements in force as of 03/31/02 were computed, pro-rata IRSA's net ownership interest in each property.
(4) Total consolidated leases, as authorized by the Argentine Securities Commission. Excludes gross income tax deduction.
(5) Cost of acquisition plus improvements, less accumulated depreciation plus goodwill amount paid (if any) pro-rata IRSA's net ownership interest.
(6) Through Inversora Bolívar S.A.
(7) Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602, Sarmiento 517 and Puerto Madero Dock 5 (through IRSA). Cumulative revenues for the fiscal years 2001 and 2000 include revenues from Avenida de Mayo 701 (fully sold) and Puerto Madero Dock 6.
(8) Includes the following properties: Constitución 1111 and Alsina 934/44 (through IRSA). Cumulative revenues include: In all fiscal years reported, the revenues from Santa Fe 1588 (fully sold) and Rivadavia 2243. The latter was reclassified to Inventory as of 12/31/01 (see Developments table). In fiscal years 2001 and 2000, the revenues from Sarmiento 580 and Montevideo 1975 (fully sold). In fiscal year 2000, the revenues from Galerías Pacífico.
(9) Includes the following properties: the Santa María del Plata facilities (former Ciudad Deportiva de Boca Juniors, through IRSA – only rents are included since book value is reflected on the Developments table) -Agüero 596 and R. Nuñez 4615 (Córdoba); plots in Carlos Gardel (through Alto Palermo S.A), Thames, 1 unit in Alto Palermo Plaza and 2 units in Alto Palermo Park (through Inversora Bolívar S.A). Cumulative revenues include: in fiscal years 2001 and 2000, the revenues from Serrano 250 (fully sold). In fiscal year 2000, the revenues from Cerviño and Terrenos Monserrat (completely sold).
(10) Corresponds to the "Offices and Other Rental Properties" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

II. Shopping Centers - Alto Palermo S.A ("APSA")

During the nine-month period ended March 31, 2002, the revenues from the shopping center segment decreased to $ 34.8 million from $ 35.9 million in the same period of fiscal year 2001.

Our tenants' total sales for the twelve-month period ended March 31, 2002 increased to $ 702.4 million, 20.7 % less than the sales made in the same period of the previous year.

Our tenants' average monthly sales per square meter for the nine-month period increased to $ 324.7 approximately.

Our shopping centers received approximately 65.9 million visitors during the last twelve months.

As of March 31, 2002, the average occupancy rate of our shopping centers was approximately 92% as compared to 94% for the same period of the previous year.

Although our rental contracts are U.S. dollar denominated, as from the enforcement of the mandatory conversion to pesos of all the existing contracts, our tenants have to cancel their obligations in pesos. Additionally, though the existing regulations allow for leases to be adjusted according to the CER index, until now we have adopted the policy of maintaning contracts at historical values.

Tarjeta Shopping

During this nine-month period, Tarshop S.A., the credit card company in which the Company holds an 80% interest, experimented a 2.5% increase in its credit card portfolio (including securitized receivables), from $ 63.0 million as of March 31, 2001 to $ 64.6 million as of March 31, 2002. In addition, 14,252 new cards were issued during this period, reaching 152,242 cards. These two indicators motivated a 25.3% increase in the revenues of Tarjeta Shopping, from $ 14.8 million as of March 31, 2001 to $ 18.6 million as of March 31, 2002. The deep political, economic and social crisis experienced in Argentina affected Tarshop's collections, leading to an increase in the bad debtors' provision of 175.5%, and resulting in a net loss of $ 4.2 million for the nine-month period ended March 31, 2002, as compared to an income of $ 1.6 million for the same period of the previous year.

Below is information on IRSA's shopping centers as of March 31, 2002.

	Date of Acquisition	Gross Leaseable Area m2(1)	Percentage Leased (2)	IRSA's Interest	Total Rental Income for the Nine Months Period Ended March 31, $/000(3)			Book Value $/000 (4)
					2002	2001	2000	
Shopping Centers(5)								
Alto Palermo	12/23/97	18,129	96%	49%	7,417	8,369	8,828	60,626
Abasto	07/17/94	40,476	94%	49%	6,934	7,602	8,074	56,336
Patio Bullrich	10/01/98	10,815	97%	49%	2,799	2,711	2,545	30,454
Alto Avellaneda	12/23/97	26,130	93%	49%	4,804	5,601	6,097	28,499
Paseo Alcorta	06/06/97	14,948	82%	49%	3,844	4,204	4,149	17,302
Nuevo NOA Shopping	03/29/95	18,876	89%	49%	791	843	646	7,907
Others (6)		50,909	92%	N/A	652	739	891	10,527
Fibesa and others (7)				49%	1,083	1,536		
Revenues Tarjeta Shopping				39%	7,361	5,743	1,733	
TOTAL SHOPPING CENTERS(8)		180,283	92%	N/A	35,684	37,348	34,963	211,651

Notes:
(1) Total leasable area in each property. To obtain the square meters attributable to IRSA, this column should be multiplied by IRSA's net ownership interest. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area.
(3) Total consolidated rents, according to the Argentine Securities Commission. Excludes gross income tax deduction.
(4) Cost of acquisition plus improvements, less accumulated depreciation plus goodwill amount paid (if any) pro-rata IRSA's net ownership interest.
(5) Through Alto Palermo S.A.
(6) Includes the following properties: Buenos Aires Design and Mendoza Plaza Shopping.
(7) Cumulative revenues of fiscal year 2002, correspond only to Fibesa S.A.; fiscal year 2001 also includes revenues from Alto TV and Alto Invest. IRSA's net ownership interest corresponds only to Fibesa S.A.
(8) Corresponds to the "Shopping Centers" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

III. Sales and Developments

For the nine-month period ended March 31, 2002, the revenues from the sales and developments segment were $ 18.2 million, as compared to $ 37.8 million in the same period of fiscal year 2001. The decrease in this segment mainly results from the deep economic recession.

Sale of Properties.

As a mean to encourage the sale of properties, the Company strongly promoted sales in exchange for rescheduled bank deposits. Under this method, in effect until April 15, 2002, sales were made for a total amount of $ 9.6 million. The bulk of these sales consisted in apartments in Alto Palermo Park (11 units) for a total amount of $ 6.2 million and two floors in the office building "El Rulero" (Libertador 498) for a total value of $ 2.6 million. These procedure had interesting advantages for both IRSA and depositors; depositors were able to use rescheduled bank deposits trapped in the "*corralito*" and IRSA was able to sell properties at attractive prices and to have liquidity with this cash obtained.

Abril, Hudson, Province of Buenos Aires.

During the three-month period ended March 31, 2002, 33 lots were sold in this development. As of March 31, 2002, there were 99 houses under construction, 377 finished houses and 61 new projects had been filed. There are 385 families living in Abril.

Torres Jardín.

During the first nine months of fiscal year 2002, 15 apartments were sold in the Torres Jardín development. From its launching up to March 31, 2002, the Company has sold units (including title deeds and purchase agreements with delivery of possession), accounting for 97% of the units available for sale, over a total of 490 apartments, and only 3 units remain available for sale.

Torres de Abasto.

During the first nine months of fiscal year 2002, 36 apartments of the Torres de Abasto development were sold. From its launching up to March 31, 2002, the Company has sold 542 units (including title deeds and purchase agreements with delivery of possession), and has leased 1 unit, accounting for 99.3% over a total of 545 apartments, and only 2 units remain available for sale.

The following chart illustrates IRSA's sales and development properties as of March 31, 2002.

	Date of acquisition	Estimated/ real cost (1) ($ 000)	Estimated/ Actual Cost (2) (m2)	Total units or lots (3)	IRSA's Share	Percentage built	Percentage sold (4)	Accumulated sales (5) ($ 000)	Accumulated sales for the Nine Months Period Ended March 31, (6) ($ 000)			Book Value (7) (U$S 000)
									2002	2001	2000	
Apartments												
Torres Jardin	7/18/96	25,738	32,244	490	100%	100%	97%	31,726	881	2,508	2,613	393
Torres de Abasto (8)	7/17/94	16,787	35,630	545	49%	100%	99%	24,738	1,059	2,368	1,618	3,368
Palacio Alcorta	5/20/93	34,487	25,555	191	100%	100%	100%	34,833	270	-	9	(0)
Concepción Arenal	12/20/96	6,855	6,913	70	100%	100%	94%	5,131	56	1,708	978	259
Alto Palermo Park (9)	11/18/97	10,905	10,369	72	67%	100%	77%	11,733	3,408	249	1,704	2,853
Others (10)		19,602	23,240	178	N/A	100%	97%	21,676	965	912	271	713
Subtotal		114,374	133,951	1,546	N/A	N/A	N/A	129,837	6,639	7,745	7,193	7,586
Gated Communities												
Abril/Baldovinos (11)	1/3/95	46,587	1,408,905	1,273	83%	100%	80%	69,515	3,948	4,952	6,427	10,051
Villa Celina I,II y III	5/26/92	2,157	75,970	219	100%	100%	100%	6,334	(24)	3	54	20
Villa Celina IV y V	12/17/97	1,114	58,480	181	100%	100%	98%	4,292	40	1,232	2,186	14
Other land properties (12)		2,177	43,762	33	N/A	100%	100%	2,426	-	-	72	-
Subtotal		52,035	1,587,117	1,706	N/A	N/A	N/A	82,567	3,964	6,187	8,739	10,085
Land reserve												
Dock 3 (parcel 1) (13)	9/9/99	-	6,169	-	50%	0%	-	-	-	-	-	4,373
Dock 3 (parcel 2) (14)	9/9/99	-	7,221	-	50%	0%	-	-	-	-	-	5,120
Dock 3 (parcel 3) (15)	9/9/99	-	7,557	-	50%	0%	-	-	-	-	-	5,356
Caballito	11/3/97	-	20,968	-	100%	0%	-	-	-	-	-	9,053
Puerto Retiro (9)	5/18/97	-	82,051	-	33%	0%	-	-	-	-	-	13,904
Santa Maria del Plata	7/10/97	-	715,952	-	100%	0%	-	-	-	-	-	56,611
Pereiraola (11)	12/16/96	-	1,299,630	-	83%	0%	-	-	-	-	-	8,075
Monserrat (9)	11/18/97	-	3,400	-	67%	0%	100%	1,674	-	547	1,127	-
Dock 4 (ex Soc. del Dique)	12/2/97	-	4,653	-	100%	0%	50%	5,600	-	5,600	-	2,802
Others (16)		-	4,441,363	-	N/A	0%	-	-	-	-	-	13,800
Subtotal		-	6,588,964	-	N/A	N/A	N/A	7,274	-	6,147	1,127	119,094
Other												
Hotel Llao-LLao	6/01/97	5,994	-	-	100%	100%	50%	7,500	-	-	-	-
Galerias Pacifico	4/06/99	149	-	-	100%	100%	100%	3,000	-	-	2,998	-
Sarmiento 580	1/12/94	5,318	2,635	14	100%	100%	100%	4,930	-	4,930	-	-
Santa Fe 1588	11/02/94	3,795	2,713	20	100%	100%	100%	3,715	3,715	-	-	-
Rivadavia 2243/65	5/02/94	3,715	2,070	4	100%	100%	100%	1,536	1,536	-	-	-
Other Properties (17)		38,810	45,685	265	-	100%	97%	49,054	445	2,781	659	1,162
Subtotal		57,781	53,103	303	N/A	N/A	N/A	69,735	5,696	7,711	3,657	1,162
Subtotal		224,190	8,363,135	3,555	N/A	N/A	N/A	289,413	16,299	27,790	20,716	137,927
Interest accrued on property financing									1,992	3,325	3,960	
Management fees									532	1,293	946	
Total (18)		224,190	8,363,135	3,555	N/A	N/A	N/A	289,413	18,823	32,408	25,622	137,927

Notes:

(1) Cost of acquisition plus total investment made and/or planned if the project has not been completed, , pro-rata to IRSA's net ownership interest. In the case of the sale of 100% of our shareholding interest in Inversora del Pacífico and 50% in Hotel Llao-Llao the cost of sale of the shares was considered as investment cost.

(2) Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). To obtain the square meters attributable to IRSA, it should be multiplied by IRSA's net ownership interest. In the case of Land Reserves the land area was considered.

(3) Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces). To obtain the units or lots attributable to IRSA, should be multiplied by IRSA's net ownership interest.

(4) The percentage sold is calculated dividing the square meters sold by the total saleable square meters.

(5) Includes only cumulative sales as of March 31, 2002, pro-rata IRSA's net ownership interest.

(6) Corresponds to IRSA's total consolidated sales as authorized by the National Securities Commission. Excludes gross income tax deduction.

(7) Cost of acquisition plus improvement plus activated interest plus goodwill amount paid (if any) of the properties in the Company's portfolio as of December 31, 2001, pro-rata IRSA's net ownership interest.

(8) Through Alto Palermo S.A. Includes Abasto plots and inventories related to the Coto project.

(9) Through Inversora Bolívar S.A.

(10) Includes the following properties: Dorrego 1916 (fully sold through IRSA) and units for sale in Alto Palermo Plaza (through Inversora Bolívar)

(11) Directly through IRSA and indirectly through Inversora Bolívar S.A.

(12) Includes the plots of land of San Jorge Village (fully sold through Inversora Bolívar)).

(13) Through Bs As Trade & Finance S.A.

(14) Through Bs As Realty S.A.

(15) Through Argentine Realty S.A.

(16) Includes the following land reserves : Torre Jardín IV, Constitución 1111, Padilla 902, and Terreno Pilar (through IRSA), and Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Terrenos Benavidez (through Inversora Bolívar S.A.) and Terrenos Alcorta (through APSA S.A.).

(17) Includes the following properties: Sarmiento 517, 1 unit of Madero 1020 (through IRSA) and Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6; Av. de Mayo 701, Rivadavia 2768, Serrano 250; Montevideo 1975 (Rosario) (fully sold through IRSA) and Art Tower 26th Floor and Cerviño 3626 (fully sold through Inversora Bolívar S.A.)

(18) Corresponds to the "Sales and Developments" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

IV. Hotels

Revenues from the hotel business totaled $ 12.7 million during the nine-month period ended March 31, 2002, as compared to $ 17.0 million in the same period of fiscal year 2001.

Below is certain information on IRSA's hotels as of March 31, 2002.

Hotel	Acquisition date	IRSA's share %	Rooms	Avg. Occupation %	Avg. Price per room Ps.	Sales as of March 31 (Ps.000) (1) 2002	2001	2000	Book Value as of March 31 2002 (Ps. 000)
Sheraton Libertador	mar-98	80%	200	41%	130	4,794	6,445	7,519	15,656
Intercontinental	nov-97	75%	314	42%	146	4,323	6,778	8,597	13,238
Llao Llao	jun-97	50%	157	49%	189	3,539	3,741	7,053	6,676
Total			671	43%	151	12,656	16,964	23,169	35,570

Notes:

(1) Proportional to IRSA's actual interest for each period. IRSA's interest in the Hotel Llao Llao was 100% in December 1999.

(2) Represents 100% of the hotel's book value including facilities and goodwill. Proportional to IRSA's interest.

V. International

During this quarter the Company sold its interest in Brazil Realty for US$ 45 million. This transaction implied IRSA's exit from the international business segment. The Company had sold its interest in Fondo de Valores Inmobiliarios, its subsidiary in Venezuela, in December 2000.

The following chart illustrates IRSA's Strategic Alliances as of March 31, 2002.

	Country	IRSA's Share(%)	Results for IRSA as of March, 31 ($000) (1)			Partner
			2002	2001	2000	
Brazil Realty	Brasil	0.00%	-1,627	8,686	7,642	Elie Horn
Fondo Valores Inmobiliarios	Venezuela	0.00%	-	277	-5,167	Velutini Group
Total			-1,627	8,963	2,475	

Notes

(1) IRSA's proportional equity value in year results.

VI. Financial Operations and Others

Debt pesification – Decree 214/02, which established the mandatory conversion to pesos of dollar denominated obligations, determined the pesification of part of the debt held by IRSA and its subsidiaries. In the case of IRSA and its consolidated subsidiaries, U$S 42.0 million approximately were converted to pesos; in the case of our shopping centers subsidiary, APSA, this regulation converted to pesos the entire financial debt. The debt converted into pesos is subject to adjustment by the CER index, which shows the inflation and is published on a daily basis. In addition, all pesified debts accrue a maximum rate ranging between 6% and 8%, according to the existence or not of real guarantees on the corresponding loans.

Debt cancellation with rescheduled bank deposits – Between the months of January and May, the company cancelled short-term debt pesified for an amount of $ 42.2 million (includes the Banco Galicia loan, granted in September 2001 and Inversora Bolívar debt) by the acquisition, via purchase from hands of depositors and via property sales, of rescheduled deposit certificates, achieving important discounts over the notional value. The funds used on this purchase were mainly obtained from the sale of the Brazil Realty and from the Company's cash generation.

This procedure will determine important savings on financial expenses, due to the reduction on interests charges. On the other hand, the debt cancellation was done at a very important discount over its original dollar value, due to the fact that the conversion to pesos was established at an exchange rate of one U.S. dollar (U$S 1) = one Peso ($1) and due to the possibility of using rescheduled bank deposits purchased at attractive discounts.

The company expects to continue with this procedure, with the intention of avoiding an increase in the debt's value caused by the CER index.

Impact of devaluation on the Company's financial position – As a consequence of the ending of the Peso-U.S. dollar parity set forth under the Convertibility Law, and although part of our liabilities were pesified at the exchange rate $1=U$S 1, those liabilities constituted under American law remained in U.S. dollars therefore creating an important negative result due to the Peso devaluation. The loss was of approximately $ 281.8 million for this period. This result is registered under "Financial Results" and partially explains the considerable loss on this line for this period.

The figures we provide herein show the distortions which are typical of a currency which is considerably volatile, with some items which are in line with the exchange rate and some others which are not, which makes it difficult to analyze the Company's performance and the value of its assets. We believe that the relative distortions will gradually disappear and the value of real estate assets will recover over time, hand in hand with the economy's general correction.

Extension of maturity of the U$S 43.5 million Note – After a number of extensions agreed upon between IRSA and the holders of the U$S 43.5 million Note, June 19, 2002, was established as final date of maturity of the principal amount. In addition, the capitalization of interest was agreed upon. After March 31, 2002, the Company partially repurchased the notes, taking the new outstanding value to U$S 38.8 million. Although we consider that the Notes, which are held by three local banks, should be converted to pesos at a $ 1 to U$S 1 exchange rate, having been funded with local deposits, possible due to the base rate accrued by the Notes, the BADLAR, the Company and the holders are studying alternatives for the repayment of this facility.

APSA $120 million FRN – Extension of coupon - On January 15, 2002 and March 13, 2002, holders of the $120 million FRN approved in unanimous meetings the following:

- the acceptance of the payment of the interest coupon of Class A and B Notes due on January 13, 2002 for $ 7.0 million in two installments on January 16, 2002 and March 19, 2002.
- the payment before March 22, 2002, of 30% of the interest accrued on Class A and B Notes for the period between January 13, and March 13, 2002.
- the extension until July 17, 2002, of the payment date for the $ 12.5 million principal coupon due on January 13 and of the unpaid balance of 70% of the interest on Class A and B Notes belonging to the period between January 13, 2002 and April 18, 2002.

In addition, a standstill of the short-term debt with the banks involved was negotiated, and the payment of 30% of the interest accrued until March 13, 2002, was agreed upon.

This extension was approved subject to the execution of a subordination agreement entered into among IRSA, Parque Arauco S.A. and Citibank, as Administrative Agent of the notes, whereby the shareholders agreed to subordinate the collection of some of the loans granted by them to APSA to the previous cancellation of the Notes and short-term bank debt.

In addition, holders accepted the payment with rescheduled bank deposits, which allowed for attractive discounts.

Issue of bonds convertible into ordinary shares of IRSA - The Shareholders' Meeting of IRSA held on March 8, 2001 approved the issuance of bonds convertible into ordinary shares of the Company of nominal value of Ps. 1 each and with one vote, for up to US$ 100 million, with a fixed coupon ranging between 6% to 12% per annum, payable every six months in arrears and with a conversion price which will result from the market value with a premium of up to 10%, at the Board of Directors' discretion. The proceeds of this issue will be used fundamentally to repay existing liabilities and to underwrite a convertible bond to be issued by APSA. Next days, the Company expected to begin the procedures with the respective control authorities.

Issue of bonds convertible into ordinary shares of APSA - The Shareholders' Meeting of APSA held on December 4, 2001 approved the issue of Bonds convertible into ordinary shares of APSA of nominal value Ps. 0.1 each and with one vote, for up to U$S 100 million, with a fixed rate of 10% per annum, payable every six months in arrears and with a conversion price ranging from $ 0.10 to $ 0.15 at the Board of Directors' criterion. APSA expects to obtain the relevant approvals of the supervisory agencies so as to implement the issue.

VII. Brief comment on prospects for the next fiscal year.

We will continue focusing on the reduction of *pesified* indebtedness. We believe that the application of CER will result in a geometrical increase in the value of debts and we intend to avoid such effect. For this reason, we will further use funds from the sale of our subsidiary Brazil Realty and the cash flow from operations to repay liabilities converted into pesos.

We are considering alternative convertible debt strategies aimed at capitalizing both IRSA and APSA and reducing indebtedness and financial expenses as much as possible. We expect to strengthen our balance sheet in this manner.

On the other hand, we continue adjusting our operating structures to a lower level of activity. We believe the only way to survive is to be flexible both at times of fortune and hardship.

We consider that the conditions for the economy to grow again are still not present, as the rules that should replace Convertibility have not been devised yet. The absence of a clear monetary rule and a solution to the banking problem, combined with the little support that the current government has both within and outside the political environment, causes much confusion and strong instability and prevents the establishment of an enduring regime. We consider that all these matters should be figured out before Argentina can resume grow.

Nevertheless, we confirm our commitment to overcoming this critical environment and to continue to grow as soon as the macro-economic variables enable us to do so. We expect that the sale of assets we have been carrying out from some time now plus the issuance of negotiable obligations convertible into IRSA and APSA shares will enable us to maintain a solid financial structure, with a low level of indebtedness at a moderate cost and with the prospect of capitalizing our companies.

PRICEWATERHOUSECOOPERS SC INTERNATIONAL Abelovich, Polano & Asociados

Limited Review Report

(Free translation of the report issued for Argentine purposes)

To the Shareholders of
IRSA Inversiones y Representaciones Sociedad Anónima

We have examined the accompanying Balance Sheets (historical currency) of IRSA Inversiones y Representaciones Sociedad Anónima as of March 31, 2002 and 2001 and the related Statement of Income (historical currency), Statement of Changes in Shareholders' Equity (historical currency) and Statement of Cash Flows (historical currency) for the nine-month periods then ended, as well as the supplementary Notes 1 to 14 and Schedules A through I. We have further performed a limited review of IRSA Inversiones y Representaciones Sociedad Anónima consolidated financial statements (historical currency) and subsidiaries for the nine-month periods ended March 31, 2002 and 2001, which are included as supplementary information. The preparation and issuance of the mentioned financial statements is the sole responsibility of the Company.

Our examinations were limited to the application of the procedures established by Technical Resolution N° 7 by the Federal Association of Professional Councils of Economic Sciences for limited reviews of financial statements corresponding to interim periods, which mainly include, the application of the analytical procedures to the figures included in the financial statements and the requirement of information from the Company's employees in charge of the preparation of the information included in the financial statements and their subsequent analysis. These reviews' scope is far less broader than an audit, whose goal is to express an opinion on the financial statements under consideration. Therefore, we do not express an opinion on the net worth position, the results of its operations, the changes in shareholders' equity and statement of cash flows of the Company, nor on its consolidated financial statements.

As provided by Resolution No. 1/2002 of the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, during the period ended March 31, 2002, the Company recognized the impact generated by the devaluation of the Argentine Peso.

The Company has prepared the financial statements applying valuation criteria established by the National Securities Commission which, as explained in Note 1.b) differ in certain respects from accounting principles generally accepted in Argentine, especially as regards recognition of the effects of inflation on the financial statements. The effect on the financial statements derived from this deviation has been quantified by the Company and included in that note.

Limited Review Report (continued)

Note 1 to the consolidated financial statements details the situation at the end of the period in relation to the economic measures adopted by the National Government to confront the Argentine crisis, some of which may have been pending issue at the date of preparation of these financial statements. The impact generated by all these measures adopted to date by the Government on the financial statements of the Company at March 31, 2002 was calculated according to the evaluations and estimates made by Management at the date of the financial statements. Actual results could differ from the evaluations and estimates made at the date of preparation of these financial statements, and those differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. At this time it is not possible to foresee the future development of the country's economy or the consequences on the economic and financial situation of the Company. Therefore, the Company's financial statements must be considered in the light of these uncertain circumstances.

As indicated in Note 6, at March 31, 2002, the Company was not in compliance with certain restrictive financial covenants required under the loan agreement for US$ 80 million and the trust agreement related with the issuance of negotiable obligations for US$ 43.5 million. Furthermore, in the quarter ended on March 31, 2002, the Company recorded a net loss of $ 340,943, accumulated losses of $ 339,338 and a shortfall of working capital of $ 322,701. Company Management is currently defining and implementing an action plan to counteract these circumstances, as has been detailed in Note 1 to the consolidated financial statements. Changes in the country's economic conditions and the situations that have been described concerning the Company generate uncertainty regarding the possibility of the Company continuing to operate as a going concern. The Company has prepared the enclosed financial statements using accounting principles applicable to going concerns. Therefore, the financial statements do not include the effects of possible adjustments and reclassifications, if any, that might be required if the above situation is not resolved in favor of continuing the Company's activities and the Company were obliged to realize its assets and settle its liabilities, including contingent ones, under conditions other than the normal course of business.

Based on our review and on our examinations of the Company's financial statements and its consolidated financial statements for the fiscal years ended June 30, 2001 and 2000, of which we rendered an unqualified opinion on September 10, 2001, we report that the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima as of March 31, 2002 and 2001 and its consolidated financial statements as of such dates, prepared in accordance with accounting laws applicable in Autonomous City of Buenos Aires, take into consideration all the significant facts and events known to us and in respect of which we have no others objections.

Pursuant to the applicable laws and regulations we are in position to report that:

a) The financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed in the "Inventory and Balance Sheets" book, and comply with the requirements of Commercial Companies Law and the relevant resolutions of the Argentine Securities Commission (CNV);

b) the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are drawn up pursuant to the accounting records duly kept in compliance with the applicable laws;

Limited Review Report (continued)

c) we have read the business overview report and the supplementary information to the notes to the financial statements required by Section 68 of the regulations of the Buenos Aires Stock Exchange, and we have no comments to make on them concerning the matters within our field of competence;

d) as of March 31, 2002, according to accounting records and to the settlements by the IRSA Inversiones y Representaciones Sociedad Anónima, liabilities accrued in favor of the Retirement and Pension System, amounted to in thousands of $ 163, not due as at such date.

Buenos Aires, June 4, 2002

ABELOVICH, POLANO & ASOCIADOS

(Partner)
Dr. José Daniel Abelovich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 102 F° 191
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 240

PRICE WATERHOUSE & Co.

(Partner)
Carlos Martín Barbafina
Public Accountant (U.C.A.)
C.P.C.E.C.A.B.A. T° 175 F° 65
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1